UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No                 X

BBVA
Creating Opportunities

BBVA

January-June 2022

BBVA reports another very strong quarter

Net Attributable Profit
€1,877 Mn

Excellent **core revenues evolution and activity growth**

NII + Fee income	Lending activity
+24.3%	**+12.6%**
vs. 1H21 (constant €)	vs. Jun 2021[1]

[1] Variation at constant exchange rates. Excluding repos.

Leading **efficiency and solid profitability metrics**

Efficiency Ratio (YTD)	ROTE	ROE
43.9%	**14.8%**	**14.1%**

#1 EFFICIENCY RANKING PEER GROUP[1]

[1] European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 3M22. BBVA data as of 6M22.

Good evolution of the **Cost of Risk**

Cost of Risk
(YTD)

1.00%
0.93%
0.81%
1H21
2021
1H22

2021 data excludes the US business sold to PNC.

Capital position above the target range

CET1 fully-loaded

12.45%
Target range
11.5 - 12.0%
8.60%
CET[1] minimum requirement
Jun-22

[1] CET 1 SREP letter requirement.

TRANSFORMATION

New Customer Acquisition[1]

(Million; % acquisition through digital channels)

CUSTOMER ENGAGEMENT
(% of customers converted to target customers[2] after 6 months)
72%
TOTAL
MILLION
DIGITAL
2.0
2.6
3.6
3.4
4.1
5.3
6%
55%
1H17
1H18
1H19
1H20
1H21
1H22

[1] Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC.

[2] Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

BBVA, digital experience leader in European **mobile banking five years in a row**

BBVA DIGITAL EXPERIENCE LEADER 5 YEARS IN A ROW

FORRESTER
The Forrester Digital Experience Review™: European Mobile Banking Apps, Q3 2021

SUSTAINABILITY

Sustainable Financing (€Bn)

€14 Bn
Financed in 2Q22
Total financed
€112 Bn
€200 Bn
2025 GOAL
2Q
2018
2019
2020
2021
2022
2023
2024
2025

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

#1 BANK IN THE WORLD[1]

[1] Sharing the position in ranking.

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-06-22	Δ%	30-06-21	31-12-21

Balance sheet (millions of euros)

Total assets	715,294	10.8	645,292	662,885

Loans and advances to customers (gross)	361,800	10.5	327,372	330,055

Deposits from customers	376,973	11.3	338,795	349,761

Total customer funds	523,672	9.7	477,418	496,954

Total equity	48,793	(2.3)	49,944	48,760

Income statement (millions of euros)

Net interest income	8,551	22.9	6,955	14,686

Gross income	11,509	12.2	10,259	21,066

Operating income	6,456	14.0	5,661	11,536

Net attributable profit (loss)	3,001	57.1	1,911	4,653

Adjusted net attributable profit (loss) (1)	3,203	37.6	2,327	5,069

The BBVA share and share performance ratios

Number of shares issued (million)	6,387	(4.2)	6,668	6,668

Share price (euros)	4.33	(17.2)	5.23	5.25

Adjusted earning (loss) per share (euros) (1) (2)	0.48	50.2	0.32	0.71

Earning (loss) per share (euros) (2)	0.45	74.4	0.26	0.67

Book value per share (euros) (3)	7.55	12.9	6.69	6.86

Tangible book value per share (euros) (3)	7.19	13.5	6.34	6.52

Market capitalization (millions of euros)	27,657	(20.7)	34,860	35,006

Dividend yield (dividend/price; %) (4)	7.2		1.1	2.6

Significant ratios (%)

Adjusted ROE (net attributable profit (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (1)	14.1		10.4	11.4

Adjusted ROTE (net attributable profit (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (1)	14.8		11.0	12.0

Adjusted ROA (Profit (loss) for the period / average total assets - ATA) (1)	0.96		0.90	0.94

Adjusted RORWA (Profit (loss) for the period / average risk-weighted assets - RWA) (1)	2.03		1.90	2.01

Efficiency ratio	43.9		44.8	45.2

Cost of risk	0.81		1.00	0.93

NPL Ratio	3.7		4.2	4.1

NPL coverage ratio	78		77	75

Capital adequacy ratios (%)

CET1 fully-loaded	12.45		14.17	12.75

CET1 phased-in (5)	12.56		14.37	12.98

Total ratio phased-in (5)	16.22		18.75	17.24

Other information

Number of clients (million)	85.1	7.2	79.4	82.2

Number of shareholders	821,537	(3.3)	849,605	826,835

Number of employees	112,465	1.0	111,322	110,432

Number of branches	6,062	(8.4)	6,617	6,083

Number of ATMs	29,504	0.9	29,248	29,148

(1) For more information, see Alternative Performance Measures at the end of this report.

(2) Adjusted by additional Tier 1 instrument remuneration. As of 30-06-22, the average number of shares acquired from the start of the share buyback program to June 30, 2022, was included, taking into account the redemption of shares carried out on June 15, 2022. As of 31-12-21, 112 million shares acquired from the start of the share buyback program to December 31, 2022 were included, and additionally, for the calculation of the earning (loss) per share, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that period, was included.

(3) As of 30-06-22, the shares acquired from the start of the share buyback program to June 30, 2022, are included, taking into account the redemption of shares carried out on June 15, 2022 and the shares pending from buyback corresponding to the second segment of the second share buyback tranche. As of 31-12-21, 112 million shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were included.

(4) Calculated by dividing the dividends paid in the last twelve months by the closing price of the period.

(5) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

4

Highlights

Invasion of Ukraine

Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, has had an immediate impact on geopolitics and the global economy. There has also been an increase in the level of uncertainty, which remains high at the date of elaboration of this report. The European Union, the United States, the United Kingdom and other governments have imposed harsh sanctions against Russia and Russian interests. The impact of these measures, as well as the potential response by Russia, are currently uncertain and could negatively affect the Bank’s business, financial position and results, although the Group’s direct exposure to Ukraine and Russia is limited.

The Group observes the events with particular concern and unease because of the human tragedy that they entail. In this regard, the Bank has contributed to the response to the humanitarian emergency in Ukraine with a donation of €1m, a campaign among customers and employees that, until June 30, 2022, has raised €2,273,965, in addition to the possibility of free transfers from individuals to Ukraine. Finally, BBVA joined a declaration signed by more than 50 companies from around the world to provide support to people fleeing Ukraine and to attend their immediate needs. Thus, the Group has offered the Ministry of Inclusion, Social Security and Migration of the Government of Spain 200 homes for the reception of refugees and, in order to facilitate the financial inclusion of the refugees, the Basic Payment Account has been made available to them, so that they can have a free account and a card, which allows them to access basic banking services.

Results and business activity

The BBVA Group generated a net attributable profit excluding non-recurring impacts of €3,203m in the first half of 2022, representing a year-on-year variation of +37.6%. Including those non-recurring impacts, i.e. €-201m from the purchase of offices in Spain from Merlin in June 2022 and €-416m from the results of discontinued operations and corresponding to BBVA USA and the rest of the companies sold to PNC on June 1, 2021, together with the net cost related to the restructuring process of the same year, the Group’s net attributable profit registered a year-on-year increase of 57.1%. For more information on the operation with Merlin, see Business Areas - Spain, on the next page.

The Group’s net attributable profit for the first half of 2022 includes the application of IAS 291 “Financial Reporting in Hyperinflationary Economies” to the Group’s entities in Turkey. For more information, see the section Turkey in business areas.

Operating expenses increased at Group level (+12.0% in year-on-year terms and excluding the exchange rate effect), in an environment of high inflation in all countries in which BBVA operates.

Notwithstanding the above, thanks to the remarkable growth in gross income, fostered by the performance of the recurring income from banking activity (net interest income and fees and commissions), the efficiency ratio stood at 43.9% as of June 30, 2022, with an improvement of 203 basis points in constant terms, compared to the ratio at the end of December 2021, placing BBVA, once again, in a leading position among its European peer group2.

The provisions for impairment on financial assets decreased (-9.1% in year-on-year terms and at constant exchange rates), mainly due to decline in the main business areas excluding Turkey.

In the first half of 2022, provisions were lower than in the same period of the previous year.

Loans and advances to customers grew by 9.8% compared to the end of December 2021, strongly favored by the evolution of business loans in all business areas and, to a lesser extent, by the dynamism of retail loans.

Customer funds increased by 5.4% compared to the end of December 2021, thanks to the contribution of demand deposits (+6.1%) and time deposits (+17.5%).

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2021)

1 IAS 29 has not been applied to operations outside Turkey, in particular to the financial statements of Garanti Bank in Romania and Garanti Bank International N.V. in the Netherlands.

2 European peer group: Barclays, BNP Paribas, Crédit Agricole, Commerzbank, Credit Suisse, Deutsche Bank, HSBC, Intesa Sanpaolo, Lloyds Banking Group, Natwest, Banco Santander, Société Générale, UBS and Unicredit, data at the end of March 2022.

5

Business areas

As for the business areas, excluding the effect of currency fluctuation in those areas where it has an impact, in each of them it is worth mentioning:

–

Spain generated a net attributable profit of €1,010m during the first half of 2022, up 39.2% from the result achieved during the first half of the previous year, due to the strength of the gross income, driven by commissions and the significant reduction in personnel expenses, as well as lower loan-loss provisions and provisions. This result does not include the initial net impact of €-201m from the purchase of Merlin Properties, SOCIMI, S.A. (hereinafter Merlin) of 100% of the shares of Tree Inversiones Inmobiliarias Socimi, S.A. (hereafter Tree), owner of 662 offices leased to BBVA. Including this impact, the area’s net attributable profit amounts to €808m, an increase of 11.5% compared to the net attributable profit of the same period of the previous year.

–

In Mexico, BBVA achieved a net attributable profit of €1,821m between January and June 2022, representing an increase of 48.3% compared to the first half of 2021, mainly as a result of the good performance of recurring revenues, especially favored by the dynamism of the net interest income and contained loan-loss provisions, which compensated the increase in operating expenses.

–	Turkey generated a net attributable profit of €62m between January and June 2022. This result includes the impact of the application of IAS 29 to the Group’s entities in Turkey previously mentioned.

With regard to this business area, after the end on May 18, 2022 of the acceptance period of the voluntary takeover bid, submitted by the BBVA Group for the entire share capital of Garanti BBVA not already owned, the Group’s stake increased to 85.97% from the 49.85% prior to the voluntary takeover bid.

–

South America generated €413m in the first half of 2022, a year-on-year increase of +102.1%, mainly due to the improved performance of recurring income (+41.1%) and lower loan-loss provisions (-23.3%), which more than offset the growth of expenses (+32.6%) in an environment of high inflation throughout the region.

–

Rest of Business achieved a net attributable profit of €128m accumulated at the end of the first half of 2022, 24.0% less than in the first half of the previous year, mainly due to the lower performance of the Group’s broker dealer in the United States.

The Corporate Center recorded a net attributable loss of €-230m in the first half of 2022. This result compares positively to €-687m recorded in the same period of the previous year, although it must be taken into account that this figure included the results generated by the Group’s businesses in the United States until their sale to PNC on June 1, 2021 and the net costs associated with the restructuring process in Spain carried out by the Group in 2021.

Lastly and for a broader understanding of the Group’s activity and results, supplementary information is provided below for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. CIB generated a net attributable profit of €904m in the first half of 2022. These results, which do not include the application of hyperinflation accounting, represent an increase of 45.3% on a year-on-year basis, due to the growth in recurring income, NTI and lower loan-loss provisions, which offset the growth in operating expenses. It should also be noted that all business lines of the CIB area recorded growth compared to the first half of 2021, both in revenues and net attributable profit.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. 1H22)

General note: 1H22 excludes net impact arisen from the purchase of offices in Spain. 1H21 excludes BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 and the net cost related to the restructuring process.

(1) Excludes the Corporate Center and net impact arisen from the purchase of offices in Spain.

Solvency

The Group’s CET1 Fully-loaded ratio stood at 12.45% as of June 30, 2022, which allows to maintain a large management buffer over the Group’s CET1 requirement (8.60%), and also above the Group’s established target management range of 11.5-12% of CET1. This CET1 level includes the deduction of the total amount of the share buyback program authorized by the supervisor, amounting to maximum €3,500m that were already registered at the end of December 2021.

6

Share buyback program

–	On October 29, 2021 BBVA announced the execution of the program for the buyback of own shares for a maximum amount of €3,500m to be executed in several tranches.

–

On November 19, 2021, BBVA announced that it had decided to execute the first tranche for a maximum amount of 1,500 million euros and with a maximum number of shares to be acquired of 637,770,016 shares, in turn communicating on March 3, 2022 the completion of the program, having reached the maximum monetary amount of €1,500m with the acquisition of 281,218,710 treasury shares which were amortized on June 15, 2022 charged to unrestricted reserves. After the effective amortization of the 281,218,710 own shares for a nominal amount of €137,797,167.90, the share capital of BBVA was set at the amount of €3,129,467,256.30, represented by 6,386,667,870 shares of €0.49 of face value each.

–

Likewise, on February 3, 2022, BBVA announced that it had agreed to carry out a second tranche for a maximum amount of 2,000 million euros and a maximum number of shares to be acquired based on the shares finally acquired in execution of the first tranche. In this regard, on March 16, 2022, the Bank announced the execution of the second tranche: (i) through the execution of a first segment for an amount of up to 1,000 million euros and with a maximum number of shares to be acquired of 356,551,306 treasury shares, which ended on May 16, 2022, having reached the maximum monetary amount of 1,000 million euros, having acquired 206,554,498 treasury shares; and (ii) once the execution of the first segment is completed, by executing a second segment that completes the program scheme.

–

Finally, on June 28, 2022, BBVA announced that it had agreed to execute the second segment for a maximum amount of 1,000 million euros and a maximum number of shares to be acquired of 149,996,808. As of June 30, 2022, BBVA’s best estimate for this maximum amount is 610 million euros.From July 1 to July 21, 2022, Citigroup Global Markets Europe AG, acting as lead manager for the Second Segment, has acquired 63,750,000 BBVA shares.

Sustainability

Channeling sustainable financing

SUSTAINABLE FINANCING BREAKDOWN (PERCENTAGE. TOTAL AMOUNT MOBILIZED 2018-JUNE 2022)

BBVA has channeled a total of €111,700m in sustainable financing between 2018 and June 2022. Close to €14,500m were channeled this quarter, which represents an increase of 50% compared to the same period in 2021 and the quarter with the highest amount mobilized since 2018.

Thus, for example, the good performance of retail financing related to energy efficiency stands out, which has tripled in this quarter compared to the same quarter last year. The role of Turkey stands out in the second quarter of 2022, doubling its mobilization in energy efficiency compared to the first quarter of this year. The increase of 67% in retail financing related to sustainable mobility has also been relevant, with financing lines for the acquisition of hybrid and electric vehicles, which has already exceeded that of the same quarter of the previous year and where Colombia has been crucial by channeling more than a quarter of the total. Mexico stands out in financing companies in sustainable mobility, multiplying by 7 its mobilization compared to the same quarter of the previous year.

In inclusive growth, great progress has also been made, highlighting the financing of inclusive infrastructures, such as non-polluting public transportation, social housing or healthcare infrastructures, doubling the financing of the latter compared to the same quarter of 2021 and where Spain plays an important role with a contribution of 90% of overall channeling.

Finally, in corporate financing, channeling has also increased by more than 72% compared to the same quarter of the previous year. Likewise, the bond intermediation activity has increased about 65% compared to the same quarter of 2021.

7

Relevant advances in sustainability matters

●	Risks

Beyond financing, BBVA wants to provide a comprehensive support service to its customers, retail and companies, including advice so that they can take advantage of investment opportunities in sustainability and future technologies, and be more efficient and competitive. To this end, different services and tools have been developed, such as the Transition Risk Indicator (TRi). The TRi is a transition risk indicator for corporate clients that allows assessing the client’s current emissions profile and its decarbonization strategies. In this way, business can be promoted with well-positioned companies and risk mitigation measures can be applied to clients who are lagging behind. This quarter the steel sector has been incorporated into the sectors already included in the tool (automotive, energy and utilities), thus expanding the portfolio of clients to help in the transition towards low-carbon business models.

●	Training

BBVA considers sustainability as a necessary strategic capability to meet the challenges which the society is facing. Therefore, the Entity provides general knowledge to the entire workforce about this topic, and has deployed different specific training itineraries and specific certifications to broaden this knowledge in the positions that require it.

As a result of all these initiatives, 80% of BBVA employees have received training in sustainability and more than 1,000 professionals in Spain have obtained specialized certification such as IASE (International Association For Sustainable Economy, certification recognized worldwide) and EFPA (European Financial Planning Association, certification recognized in Europe).

●	Biodiversity and natural capital

BBVA actively participates in the main international working groups and has therefore joined the global initiative promoted by the Taskforce on Nature-related Financial Disclosures (“TNFD”), with BBVA being the first Spanish bank that joins this forum, which already includes more than 400 entities, organizations or regulators from all over the world. The TNFD aims to develop a framework for companies around the world to report and act on the evolution of their impacts, dependencies, as well as risks and opportunities related to nature, with the ultimate goal of supporting a change in global financial flows.

●	Investments in innovation to accelerate the technological transition

BBVA wants to support its customers not only by providing financing, but also by investing in companies that are revolutionizing this transition and driving innovation. For this reason, BBVA has announced the first two investments in this field, the first in Lowercarbon Capital, one of the few venture capital funds specializing in innovative companies in the fields of climate change and decarbonization. The second in Fifth Wall, a fund specialized in investing in new green technologies that seek to decarbonize the real estate sector.

8

Macroeconomic environment

In 2021, the global economy grew significantly, partly recovering from the pandemic-generated crisis, which led to a sharp drop in global GDP in 2020. The significant rebound in global growth was due to progress in vaccination against COVID-19 and the significant economic stimuli adopted by the authorities

Activity indicators show that, despite a clear trend of moderation, economic growth remained at relatively high levels during the first half of 2022. The savings previously accumulated, the normalization of activity following the restrictions and disruptions generated by the pandemic, as well as the dynamism of labor markets, have contributed significantly the performance of private consumption and the service sector.

The relative resilience of demand, the persistence of disruptions in global supply chains and, mainly, the impact of the war in Ukraine on commodity prices have all reinforced pressures on inflation. This has caused inflation to continue to surprise on the upside (8.6% in the Eurozone and 9.1% in the US as of June 2022). Inflationary pressures are not only more persistent, but have spread to more types of goods and services in recent months.

Against this backdrop, central banks have responded by paving the way for aggressive tightening of monetary conditions in the future. In particular, the US Federal Reserve (“the Fed”) has raised policy rates by 150 basis points since the beginning of the year to 1.75% in June and started selling assets to reduce the size of its balance sheet. The Fed has also announced that interest rates will continue to rise in the coming months. According to BBVA Research, they are expected to reach around 4.0% by the beginning of 2023. In the Eurozone, the ECB at its monetary policy meeting in July, decided to raise official interest rates by 50 basis points. Refinancing rates are expected to converge to levels close to 2.0% in the coming months. The ECB’s monetary tightening would therefore be less significant than what is expected to be implemented by the Fed. This is partly due to the fact that current demand pressures are lower in the Eurozone, where there are also concerns regarding financial fragmentation.

Although the current economic outlook is highly uncertain, BBVA Research’s central scenario estimates that the global economy will slow down significantly in the near future, with possible episodes of recession in the United States and the Eurozone. The tightening on monetary conditions would be the main contributor to this slowdown in growth in a environment where commodity price and supply disruptions will continue to weigh negatively on activity.

According to BBVA Research, after rising 6.2% in 2021, global GDP will grow 3.4% in 2022 and 2.5% in 2023, down 0.6 and 1.1 percentage points, respectively, from the previous estimate three months ago. In the US, growth would slow to 2.7% in 2022 and 0.7% in 2023, when strong monetary tightening would generate a mild recession. In the Eurozone, GDP is expected to see slight falls in the coming quarters, mainly due to the disruptions caused by the war in Ukraine, including energy shortages. Annual growth in the region would be 2,7% in 2022 and 0.6% in 2023. China’s economy is expected to grow at a moderate pace of 4.5% in 2022 and 5.2% in 2023. However, the continued implementation of strict measures to contain the spread of Coronavirus could lead to further restrictions on mobility, which could weigh on economic growth.

The risks around this central scenario are significant and have a downward bias on BBVA Research’s growth forecasts. In particular, sustained inflation could trigger even stronger interest rates hikes and a deeper and more widespread recession, as well as financial crises and volatility.

9

Group

Quarterly evolution of results

The result achieved by the BBVA Group in the second quarter of 2022 stood at €1,675m, 26.3% above the previous quarter3, with the following trends standing out:

–	Good performance in recurring income, which is the sum of the net interest income plus net fees and commissions, which together increased by 15.8% and compensated the lower NTI.

–	Increase in operating expenses in an inflationary environment in all the countries where BBVA operates.

–

Recording in the “Discontinued operations and Other” line the net impact of €-201m for the purchase of offices in Spain. Excluding this non-recurring impact, the Group’s net attributable profit stands at €1,877m, 41.5% above that achieved in the previous quarter.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2022		2021
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,602	3,949	3,978	3,753	3,504	3,451
Net fees and commissions	1,409	1,242	1,247	1,203	1,182	1,133
Net trading income	516	580	438	387	503	581
Other operating income and expenses	(432)	(355)	(187)	(13)	(85)	(11)
Gross income	6,094	5,416	5,477	5,330	5,104	5,155
Operating expenses	(2,630)	(2,424)	(2,554)	(2,378)	(2,294)	(2,304)
Personnel expenses	(1,346)	(1,241)	(1,399)	(1,276)	(1,187)	(1,184)
Other administrative expenses	(944)	(870)	(850)	(788)	(800)	(812)
Depreciation	(340)	(313)	(305)	(314)	(307)	(309)
Operating income	3,464	2,992	2,923	2,953	2,810	2,850
Impairment on financial assets not measured at fair value through profit or loss	(704)	(737)	(832)	(622)	(656)	(923)
Provisions or reversal of provisions	(64)	(48)	(40)	(50)	(23)	(151)
Other gains (losses)	(3)	20	7	19	(7)	(17)
Profit (loss) before tax	2,694	2,227	2,058	2,299	2,124	1,759
Income tax	(697)	(904)	(487)	(640)	(591)	(489)
Profit (loss) for the period	1,997	1,324	1,571	1,659	1,533	1,270
Non-controlling interests	(120)	3	(230)	(259)	(239)	(237)
Net attributable profit (loss) excluding non-recurring impacts	1,877	1,326	1,341	1,400	1,294	1,033
Discontinued operations and Other (1)	(201)	—	—	—	(593)	177
Net attributable profit (loss)	1,675	1,326	1,341	1,400	701	1,210
Adjusted earning per share (euros) (2)	0.28	0.19	0.19	0.20	0.18	0.14
Earning (loss) per share (euros) (2) (3)	0.25	0.19	0.20	0.20	0.09	0.17

(1) Include: (I) the net impact arisen from the purchase of offices in Spain in 2022 for €-201m; (II) the net costs related to the restructuring process in 2021 for €-696m; and (III) the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June1, 2021 for €+280m.

(2) Adjusted by additional Tier 1 instrument remuneration. In the first two quarters of 2022, the average number of shares acquired from the start of the share buyback program to their closing, was included, taking into account in the second quarter the redemption of shares carried out on June 15, 2022. In the fourth quarter of 2021, 112 million shares acquired from the start of the share buyback program to December 31, 2021 were included.

(3) In the fourth quarter of 2021, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that year, was included.

3 The Group’s results for the first quarter of 2022 have been restated, reflecting the application to the Group’s entities in Turkey of IAS 29, “Financial Reporting in Hyperinflationary Economies”. These results, already restated, can be seen in the table CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION.

10

Year-on-year performance of results

The BBVA Group generated a net attributable profit excluding non-recurring impacts of €3,203m in the first half of 2022, representing a year-on-year variation of +37.6%. Including those non-recurring impacts, i.e. €-201m from the purchase of offices in Spain from Merlin in June 2022 and €-416m from the results of discontinued operations and corresponding to BBVA USA and the rest of the companies sold to PNC on June 1, 2021, together with the net cost related to the restructuring process of the same year, the Group’s net attributable profit registered a year-on-year increase of 57.1%.

The Group’s net attributable profit for the first half of 2022 includes the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” to the Group’s entities in Turkey. For more information, see the section “Turkey” in business areas.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
	1H22	Δ %	Δ % at constant exchange rates	1H21
Net interest income	8,551	22.9	26.5	6,955
Net fees and commissions	2,650	14.5	17.8	2,315
Net trading income	1,095	1.0	5.5	1,084
Other operating income and expenses	(787)	n.s.	n.s.	(95)
Gross income	11,509	12.2	15.8	10,259
Operating expenses	(5,054)	9.9	12.0	(4,598)
Personnel expenses	(2,587)	9.1	12.3	(2,371)
Other administrative expenses	(1,815)	12.6	13.2	(1,612)
Depreciation	(652)	6.0	7.8	(615)
Operating income	6,456	14.0	19.0	5,661
Impairment on financial assets not measured at fair value through profit or loss	(1,441)	(8.8)	(9.1)	(1,580)
Provisions or reversal of provisions	(112)	(35.8)	(40.9)	(174)
Other gains (losses)	18	n.s.	n.s.	(24)
Profit (loss) before tax	4,921	26.7	35.8	3,883
Income tax	(1,601)	48.2	52.4	(1,080)
Profit (loss) for the period	3,320	18.5	29.1	2,803
Non-controlling interests	(117)	(75.3)	(60.5)	(476)
Net attributable profit (loss) excluding non-recurring impacts	3,203	37.6	40.8	2,327
Discontinued operations and Other (1)	(201)	(51.6)	(48.4)	(416)
Net attributable profit (loss)	3,001	57.1	59.3	1,911

Adjusted earning per share (euros) (2)	0.48			0.32

Earning (loss) per share (euros) (2)	0.45			0.26

(1) Include: (I) the net impact arisen from the purchase of offices in Spain in 2022 for €-201m; (II) the net costs related to the restructuring process in 2021 for €-696m; and (III) the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for €+280m.

(2) Adjusted by additional Tier 1 instrument remuneration. In the first half of 2022, the average number of shares acquired from the start of the share buyback program to June 30, 2022 was included, taking into account the redemption of shares carried out on June 15, 2022.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.

The accumulated net interest income as of June 30, 2022 was higher than in the same period of the previous year (+26.5%), due to the good performance in Mexico, Turkey and South America. These geographical areas compensated for the flat performance in Spain.

All areas, with the exception of Rest of Business, showed a positive performance in the net fees and commissions line compared to the accumulated amount reported at the end of June 2021 (+17.8% at Group level), which is partly explained by the increase in activity and higher fees from payment systems and deposits in the first half of 2022.

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NET INTEREST INCOME/AVERAGE TOTAL ASSETS(1) (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) Excluding BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for the 2021 figures.	(1) At current exchange rates: +20.8%.

NTI showed a year-on-year variation of +5.5% at the end of June 2022, mainly due to the good performance of the Global Markets unit in Spain and Turkey, which offset the lower results recorded by Corporate Center.

The other operating income and expenses line accumulated a result of €-787m as of June 30, 2022, compared to €-95m in the same period last year, mainly due to the more negative adjustment for inflation in Argentina, the recording of this adjustment in the Group’s entities in Turkey in 2022 and the higher contribution to the Single Resolution Fund (“SRF”) in Spain.

In year-on-year terms, operating expenses increased at the Group level (+12.0%), in an environment of high inflation in all countries in which BBVA operates. By areas, there was a year-on-year decrease in Spain, due to the lower headcount, and to a lesser extent, in the Corporate Center and in the aggregated Rest of Business.

Notwithstanding the above, thanks to the remarkable growth in gross income (+15.8%), the efficiency ratio stood at 43.9% as of June 30, 2022, with an improvement of 203 basis points compared to the ratio at the end of December 2021. All geographical areas recorded a favorable performance in terms of efficiency, except Turkey.

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OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	EFFICIENCY RATIO (PERCENTAGE)

(1) At current exchange rates: +9.9%.

Impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) closed June 2022 with a negative balance of €1,441m, lower than the previous year (-9.1%), despite the more unfavorable macroeconomic environment, with a decline in the main business areas excluding Turkey.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +14.0%.	(1) At current exchange rates: -8.8%.

The provisions or reversal of provisions line (hereinafter “provisions”) accumulated a negative balance of €112m as of June 30, 2022, mainly due to provisions for legal contingencies in Spain and was 40.9% below the accumulated figure in the same period of the last year.

For its part, the other gains (losses) line closed June 2022 with a positive balance of €18m, which compares positively to the figure reached the previous year (€-24m).

As a result of the above, the BBVA Group generated a net attributable profit excluding non-recurring impacts of €3,203m in the first half of 2022, representing a year-on-year increase of +40.8%. Taking into account the non-recurring impacts, registered within the line “Discontinued operations and Other,” that is: (I) €-201m recorded in the second quarter of 2022 for the purchase of offices in Spain; (II) €280m for the results generated by BBVA USA and the rest of the companies sold to PNC on June 1, 2021; and (III) €-696m of the net costs associated with the restructuring process, the cumulative net attributable profit of the Group at the end of June 2022 stood at €3,001m, 59.3% higher than that achieved in the first semester of 2021.

The cumulative net attributable profits, in millions of euros, at the end of June 2022 for the various business areas that compose the Group were as follows: €1,010m in Spain (excluding the impact from the purchase of offices), €1,821m in Mexico, €62m in Turkey, €413m in South America and €128m in Rest of Business.

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NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) EXCLUDING NON-RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +57.1%.

General note: non-recurring impacts include the net impact arisen from the purchase of offices in Spain in 2Q22, BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for the periods 1Q21 and 2Q21 and the net cost related to the restructuring process in 2Q21.

(1) At current exchange rates: +37.6%.

TANGIBLE BOOK VALUE PER SHARE (1) AND DIVIDENDS (EUROS)	ADJUSTED EARNING PER SHARE (2) AND EARNING PER SHARE (2) (EUROS)

General note: replenishing dividends paid in the period.

General note: adjusted earning per share excludes: (I) the net impact arisen from the purchase of offices in Spain in 2Q22; (II) the net cost related to the restructuring process for the period 2Q21; and (III) the profit (loss) after tax from discontinued operations derived from the sale of BBVA USA and the rest of the companies in the United States to PNC on June 1, 2021 for the periods 1Q21 and 2Q21.

(1) At the end of June 2022, the shares acquired as from the start of the share buyback program to June 30, 2022 were included, taking into account the redemption of shares carried out on June 15, 2022 and the shares pending from buyback corresponding to the second segment of the second share buyback tranche. At the end of March 2022 and December 2021, the shares acquired as from the start of the share buyback program until the end of their periods and the estimated number of shares pending from buyback of the tranches or segments, as appropriate, that were in process at the end of that date, were included.

(2) Adjusted by additional Tier 1 instrument remuneration. In 2Q22 and 1Q22, the average number of shares acquired as from the start of the share buyback program until the end of their periods, was taken into account. Additionally, for 2Q22, the redemption of shares carried out on June 15, 2022, was taken into account. In 4Q21, the shares acquired as from the start of the share buyback program until the end of the period were taken into account and, in addition, for the calculation of the earning (loss) per share, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that period, was included.

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The Group’s profitability indicators improved in year on year terms, supported by the favorable performance of results.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) Excludes the net impact arisen from the purchase of offices in Spain in 1H22. Excludes BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 and the net cost related to the restructuring process for the periods 1H21 and 2021.

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Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of June 30, 2022 are summarized below:

–

Loans and advances to customers grew by 9.8% compared to the end of December 2021, strongly favored by the evolution of business loans (+13.6%) in all business areas and, to a lesser extent, by the dynamism of retail loans, especially in Mexico and South America (+6.7% at Group level), supported by the good performance of consumer loans, credit cards (+12.7% overall at Group level) and mortgage loans (+2.5% at Group level).

–

Customer funds increased by 5.4% compared to the end of December 2021, thanks to the contribution of demand deposits (+6.1%) and time deposits (+17.5%). For its part, off-balance sheet funds remained stable in the first half of 2022.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-06-22	Δ %	31-12-21	30-06-21
Cash, cash balances at central banks and other demand deposits	81,508	20.2	67,799	61,687
Financial assets held for trading	120,823	(2.2)	123,493	102,647
Non-trading financial assets mandatorily at fair value through profit or loss	6,775	11.3	6,086	5,742
Financial assets designated at fair value through profit or loss	1,003	(8.1)	1,092	1,107
Financial assets at fair value through accumulated other comprehensive income	63,223	4.6	60,421	73,186
Financial assets at amortized cost	408,148	9.5	372,676	368,026
Loans and advances to central banks and credit institutions	19,762	4.2	18,957	16,947
Loans and advances to customers	350,110	9.8	318,939	315,752
Debt securities	38,276	10.0	34,781	35,327
Investments in subsidiaries, joint ventures and associates	894	(0.7)	900	1,400
Tangible assets	8,337	14.2	7,298	7,321
Intangible assets	2,139	(2.6)	2,197	2,303
Other assets	22,444	7.3	20,923	21,874
Total assets	715,294	7.9	662,885	645,292
Financial liabilities held for trading	102,305	12.3	91,135	79,986
Other financial liabilities designated at fair value through profit or loss	9,878	2.0	9,683	9,811
Financial liabilities at amortized cost	527,275	8.1	487,893	479,618
Deposits from central banks and credit institutions	79,127	17.8	67,185	71,645
Deposits from customers	376,973	7.8	349,761	338,795
Debt certificates	54,757	(1.8)	55,763	55,047
Other financial liabilities	16,418	8.1	15,183	14,132
Liabilities under insurance and reinsurance contracts	11,622	7.0	10,865	10,535
Other liabilities	15,421	6.0	14,549	15,398
Total liabilities	666,501	8.5	614,125	595,348
Non-controlling interests	3,351	(31.0)	4,853	5,428
Accumulated other comprehensive income	(16,452)	(0.1)	(16,476)	(15,348)
Shareholders’ funds	61,894	2.5	60,383	59,864
Total equity	48,793	0.1	48,760	49,944
Total liabilities and equity	715,294	7.9	662,885	645,292
Memorandum item:
Guarantees given	52,327	13.9	45,956	42,976

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LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	30-06-22	Δ %	31-12-21	30-06-21
Public sector	21,249	8.1	19,656	19,645
Individuals	156,266	6.7	146,433	147,287
Mortgages	93,576	2.5	91,324	91,623
Consumer	34,663	11.7	31,026	30,852
Credit cards	14,886	15.1	12,936	12,194
Other loans	13,141	17.9	11,146	12,617
Business	169,689	13.6	149,309	145,427
Non-performing loans	14,597	(0.4)	14,657	15,013
Loans and advances to customers (gross)	361,800	9.6	330,055	327,372
Allowances (1)	(11,691)	5.2	(11,116)	(11,620)
Loans and advances to customers	350,110	9.8	318,939	315,752

(1) Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of June 30, 2022, December 31, 2021 and June 30, 2021 the remaining amount was €223m, €266m and €301m, respectively.

The evolution of loans and advances to customers and the customer funds of the BBVA Group as of June 30, December 31, 2021 and June 30, 2022 is shown below.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

(1) At constant exchange rates: +7.9%.	(1) At constant exchange rates: +3.5%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	30-06-22	Δ %	31-12-21	30-06-21
Deposits from customers	376,973	7.8	349,761	338,795
Current accounts	310,752	6.1	293,015	271,721
Time deposits	64,670	17.5	55,059	65,034
Other deposits	1,552	(8.0)	1,687	2,039
Other customer funds	146,698	(0.3)	147,192	138,623
Mutual funds and investment companies and customer portfolios (1)	105,280	(0.9)	106,235	98,840
Pension funds	38,453	(0.8)	38,763	37,709
Other off-balance sheet funds	2,966	35.1	2,195	2,074
Total customer funds	523,672	5.4	496,954	477,418

(1) Includes the customer portfolios in Spain, Mexico, Colombia and Peru.

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Solvency

Capital base

The Group’s CET1 fully-loaded ratio stood at 12.45%4 as of June 30, 2022, maintaining a large management buffer over the Group’s CET1 requirement (8.60%), and also above the Group’s established target management range of 11.5-12% of CET1.

This ratio includes the effect of the operations carried out during the second quarter, with a combined impact of -30 basis points of CET1. These operations are the voluntary takeover bid for Garanti BBVA and the acquisition from Merlin of 100% of Tree, owner of 662 offices leased to BBVA.

Risk-weighted assets (RWA) fully-loaded increased approximately €14.5 billion euros in the quarter, mainly as a consequence of the organic capital generation and currency effect.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.59% as of June 30, 2022, resulting in a -25 basis points decrease from the previous quarter. In this regard, on May 24, 2022, the Group early redeemed an issue of preferred shares eventually convertible into ordinary shares (CoCos) of BBVA, carried out on May 24, 2017, for a joint nominal amount of €500m. The impact of this amortization has been recorded in the second quarter of 2022, and has drawn down the fully loaded AT1 ratio by -15 basis points.

The consolidated fully-loaded Tier 2 ratio as of June 30, 2022 stood at 2.07%, a decrease of -10 basis points in the quarter. The total fully-loaded capital adequacy ratio stands at 16.11%.

Following the latest SREP (Supervisory Review and Evaluation Process) decision, received in February 2022 and with entry into force as from March 1, 2022, the ECB has informed the Group that the Pillar 2 requirement remains unchanged at 1.5% (of which at least 0.84% must be fulfilled with CET1). Therefore, BBVA must maintain a CET1 capital ratio of 8.60% and a total capital ratio of 12.76% at the consolidated level.

The phased-in CET1 ratio at the consolidated level stood at 12.56% as of June 30, 2022, considering the transitory effect of the IFRS 9 standard. AT1 reached 1.59% and Tier 2 reached 2.07%, resulting in a total capital adequacy ratio of 16.22%.

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

4 This level of CET1 includes the deduction of the total amount of the share buyback program authorized by the supervisor for a maximum amount of €3,500m that were already registered as of December 2021.

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CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in			CRD IV fully-loaded
	30-06-22 (1) (2)	31-12-21	30-06-21	30-06-22 (1) (2)	31-12-21	30-06-21
Common Equity Tier 1 (CET 1)	41,555	39,949	43,903	41,173	39,184	43,306
Tier 1	46,820	45,686	49,599	46,437	44,922	49,007
Tier 2	6,833	7,383	7,688	6,832	7,283	7,466
Total Capital (Tier 1 + Tier 2)	53,653	53,069	57,287	53,269	52,205	56,473
Risk-weighted assets	330,819	307,795	305,599	330,589	307,335	305,543
CET1 (%)	12.56	12.98	14.37	12.45	12.75	14.17
Tier 1 (%)	14.15	14.84	16.23	14.05	14.62	16.04
Tier 2 (%)	2.07	2.40	2.52	2.07	2.37	2.44
Total capital ratio (%)	16.22	17.24	18.75	16.11	16.99	18.48

(1) As of June 30, 2022, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2) Preliminary data.

Regarding shareholder remuneration, on April 8, 2022 and as approved by the Annual General Meeting held on March 18, 2022 in its second item of the agenda, a cash gross payment of €0.23 was made against voluntary reserves for each outstanding share of BBVA as an additional shareholder remuneration for the year 2021. Thus, the total amount of cash distributions for the year 2021 was €0.31 gross per share, the largest distribution in 10 years.

The total shareholder remuneration includes, in addition to the aforementioned cash payments, the extraordinary remuneration resulting from the execution of the program scheme for the buyback of own shares announced on October 29, 2021 up to a maximum amount of €3,500m.

After the effective redemption of the 281,218,710 treasury shares for a nominal amount of €137,797,167.90 acquired during the execution of the first tranche of the program scheme, BBVA’s share capital has been set at €3,129,467,256.30, represented by 6,386,667,870 shares with a nominal value of €0.49 each.

In relation to the execution of the second tranche, on March 16, BBVA began the execution of its first segment of the second tranche, for a maximum amount of €1,000m or a maximum number of 356,551,306 shares. The execution of this segment ended on May 16, with the repurchase of a total of 206,554,498 shares for an amount of €1,000m.

Lastly, with regard to the program scheme for the buyback of shares on June 28, 2022, BBVA announced that it had agreed to execute the second segment for a maximum amount of 1,000 million euros and a maximum number of shares to be acquired of 149,996,808. As of June 30, 2022, BBVA’s best estimate for this maximum amount is 610 million euros for the purpose of reducing BBVA’s share capital, for a maximum amount of €1,000m and a maximum number of BBVA shares to be acquired of 149,996,808. As of June 30, 2022, BBVA’s best estimate for this maximum amount is €610m. From July 1 to July 21, 2022, Citigroup Global Markets Europe AG, acting as lead manager for the second segment of the second tranche, has acquired 63,750,000 BBVA shares.

SHAREHOLDER STRUCTURE (30-06-2022)
	Shareholders		Shares issued
Number of shares	Number	%	Number	%
Up to 500	334,912	40.8	62,899,496	1.0
501 to 5,000	380,195	46.3	676,839,209	10.6
5,001 to 10,000	57,109	7.0	402,543,605	6.3
10,001 to 50,000	44,420	5.4	850,276,426	13.3
50,001 to 100,000	3,159	0.4	215,009,771	3.4
100,001 to 500,000	1,454	0.2	263,184,961	4.1
More than 500,001	288	0.04	3,915,914,402	61.3
Total	821,537	100.0	6,386,667,870	100.0

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must reach, by January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWAs of its resolution group, at a sub-consolidated5 level (hereinafter, the “MREL in RWAs”). This MREL in RWA does not include the combined capital buffer requirement which, according to applicable regulations and supervisory

5 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of June 30, 2021, the total RWAs of the resolution group amounted to €190,377m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €452,275m.

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criteria, would currently be 3.26%, and it is currently the most restrictive requirement for BBVA. Given the structure of own funds and admissible liabilities of the resolution group, as of June 30, 2022, the MREL ratio in RWAs stands at 26.28%6,7, complying with the aforementioned requirement.

With the aim of reinforcing compliance with these requirements, in January 2022, BBVA, S.A. issued a €1,000m senior non-preferred bond, with a maturity of 7 years and the option for early redemption in the sixth year, with a coupon of 0.875% and in May 2022 a senior preferential double tranche for €1,250m at a fixed rate of 1.750% and €500m at a floating rate of 3-months Euribor plus 64 basis points (leaving a coupon of 3-months Euribor plus 100 basic points) at three years and a half, in addition to two private operations at two-year terms for €100m at a fixed 1% rate, in May, and €400m at the 3-months Euribor floating rate plus 70 basis points, in July, not being considered the last one in the MREL ratio as of June closing.

Lastly, as of June 30, 2022, the Group’s fully-loaded leverage ratio stood at 6.2% (6.2% phased-in)8.

Ratings

During the first half of 2022, BBVA’s rating has continued to show its strength and all agencies have maintained their rating in the A category. In March, S&P changed the outlook of BBVA’s rating from negative to stable (affirming the rating at A), after taking a similar action in the Spanish sovereign rating. Following annual reviews of BBVA, Fitch and DBRS Morningstar affirmed their ratings at A- (May) and A (high) (March), respectively, both with a stable outlook. For its part, Moody’s has kept BBVA’s rating unchanged in the semester at A3 (with a stable outlook). The following table shows the credit ratings and outlook assigned by the agencies:

RATINGS

Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s	A3	P-2	Stable
Standard & Poor’s	A	A-1	Stable

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.

6 Own resources and eligible liabilities to meet, both, MREL and the combined capital buffer requirement applicable.

7 As of June 30, 2022, the MREL ratio in Leverage Ratio stands at 10,25% and the subordination ratios in terms of RWAs and in terms of exposure of the leverage ratio, stand at 21.97% and 8.57%, respectively, being preliminary data.

8 The Group’s leverage ratio is provisional at the date of release of this report. On April, 1st 2022 ended the period of temporary exclusion of certain positions with central banks.

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Risk management

Credit risk

In addition to the significant macroeconomic challenges posed by the COVID-19 pandemic that led to a decline in GDP in 2020 in many of the countries where the Group operates, the global economy is currently facing a number of exceptional challenges. Russia’s invasion of Ukraine has caused significant disruption, instability and volatility in the world markets, as well as increased inflation (contributing to further increases in energy, oil and other commodity prices and further affecting supply chains), leading to slower economic growth as expected at the beginning of 2022.

In relation to the relief measures for customers affected by the pandemic and with the aim of mitigating the impact of these measures for the Group as much as possible, due to the high concentration in the time of their maturities, continuous monitoring of the their effectiveness has been made in order to verify their compliance and their dynamic adjustment to the evolution of the crisis. With regard to these measures, both in Spain and Peru, the possibility of carrying out extensions in the expiration period and in the grace period has been established. In Spain, they may be requested by companies and self-employed as of June 30, 2022 after the expiration of the Temporary State Aid Framework approved by the European Commission. In Peru, the Decree was approved in May, and this measure may be used until December 31, 2022.

As for the direct impact that the war between Russia and Ukraine could have on the Group, it can be qualified as non-material for BBVA given the low direct exposure to customers from those countries. However, the indirect risk is greater due to the activity of clients in the affected area or sectors. The economic effects are coming mainly through higher commodity prices, but also through financial and confidence channels, as well as a further deterioration of global supply chain issues.

The Group has taken different measures geared towards reducing the impact that the war may have, amongst which, the lowering of limits at first followed by the suspension of operations with Russia; the lowering of internal ratings; and, the inclusion of the country and its debtors in the subjective doubtful loans category.

Calculation of expected losses due to credit risk

The estimate at the end of the six months ended June 30, 2022, includes the effect on the expected losses of the update of the macroeconomic forecasts, which have been affected by the war in Ukraine, the evolution of interest rates, inflation rates or the prices of commodities. The estimate includes the update of such forecast which has been reviewed following the internal approval circuits established for this purpose, to reflect the effects of the new inflationary environment on the results of the collective estimates. This adaptation is expected to be reviewed and, if appropriate, incorporated into the calculation methodology within the periodic review process that is carried out each year.

Additionally, the Group can supplement the expected losses either by the consideration of additional risk drivers, the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be of temporary nature, until the reasons for them disappear or they materialize. As of June 30, 2022, there are adjustments to expected losses which amounted to €259 million at Group level, €174 million in Spain, €11 million in Peru and €74 million in Mexico. As of December 31, 2021 there were €311 million at the Group level for the same concept, €226 million in Spain, €18 million in Peru and €68 million in Mexico.

BBVA Group’s credit risk indicators

The Group’s main credit risk indicators showed the following development in the first half of 2022:

–

Credit risk has increased by 4.8% during the second quarter of 2022 (+3.7% at constant exchange rates). An almost generalized growth, at constant exchange rates, was observed at Group level during the first months of the year, led by Turkey, Mexico and South America.

–

Slight reduction in the balance of non-performing loans at Group level between March and June 2022 (-0.7% in current terms and -1.7% at constant rates) in the main geographical areas. Compared to the end of December 2021, the amount of non-performing loans remained practically stable.

21

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

–

The NPL ratio stood at 3.7% as of June 30, 2022 (3.9% in March 2022 and 4.1% in December 2021), -21 basis points below the figure recorded in March 2022 and -36 basis points below the one of December 2021.

–	Loan-loss provisions increased by 2.6% compared to the figure of the first quarter (+5.4 with respect to December 2021) with growth in almost all geographical areas.

–	The NPL coverage ratio amounted to 78%, 253 basis points above the figure of March 2022 (+375 basis points higher than at the end of 2021).

–	The cumulative cost of risk as of June 30, 2022 stood at 0.81% in line with the end of the first quarter 2022 and 13 basis points below the close of 2021.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

CREDIT RISK (1) (MILLIONS OF EUROS)

	30-06-22	31-03-22	31-12-21	30-09-21	30-06-21
Credit risk	414,128	395,325	376,011	371,708	370,348
Non-performing loans	15,501	15,612	15,443	14,864	15,676
Provisions	12,159	11,851	11,536	11,895	12,033
NPL ratio (%)	3.7	3.9	4.1	4.0	4.2
NPL coverage ratio (%) (2)	78	76	75	80	77

(1) Includes gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 77% as of June 30, 2022, 73% as of December 31, 2021 and 75% as of June 30, 2021.

22

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	2Q22 (1)	1Q22	4Q21	3Q21	2Q21
Beginning balance	15,612	15,443	14,864	15,676	15,613
Entries	2,084	1,762	2,875	1,445	2,321
Recoveries	(1,695)	(1,280)	(1,235)	(1,330)	(1,065)
Net variation	388	482	1,640	115	1,256
Write-offs	(579)	(581)	(832)	(848)	(1,138)
Exchange rate differences and other	79	269	(228)	(80)	(55)
Period-end balance	15,501	15,612	15,443	14,864	15,676

Memorandum item:

Non-performing loans	14,597	14,731	14,657	14,226	15,013

Non-performing guarantees given	904	881	786	637	663

 (1) Preliminary data.

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:

–

The BBVA Group’s liquidity coverage ratio (LCR) remained comfortably above 100% throughout the first six months of 2022, and stood at 170% as of June 30, 2022. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 220%.

–

The net stable funding ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group’s NSFR ratio, calculated based on the criteria established in the Regulation (UE) 2019/876 of the European Parliament and of the Council of May 20, 2019, with entry into force in June 2021, stood at 134% as of June 30, 2022.

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-06-22)
	Eurozone (1)	Mexico	Turkey	South America

LCR	200%	226%	248%	All countries >100

NSFR	125%	138%	164%	All countries >100

 (1) BBVA, S.A. liquidity management perimeter: Spain + branches of the outside network.

One of the key elements in BBVA’s Group liquidity and funding management is the maintenance of large high quality liquidity buffers in all the geographical areas where the Group operates. In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) accounting to € 133.7 billion, among which, 94% correspond to maximum quality assets (LCR Tier 1).

It should be noted that the war in Ukraine has not had a significant impact on the liquidity and financing situation of the BBVA Group units during the first half of 2022. The most relevant aspects related to the main geographical areas are the following:

–

BBVA, S.A. has maintained a sound position with a large high-quality liquidity buffer. During the first half of 2022, commercial activity has provided liquidity amounting to approximately €4 billion due to the growth in customer deposits above lending activity. On the other hand, collateral generation activities have continued with the issuance of mortgage and regional bonds to be retain for an amount of €2 billion, highlighting the creation of a new mortgage securitization fund held as collateral for an amount of €12.4 billion, which groups the assets previously held in seven funds, generating an additional collateral of approximately €3 billion.

23

–

In BBVA Mexico, commercial activity has drained liquidity for the amount of approximately 57 billion Mexican pesos between January and June 2022, derived from a growth in lending activity that exceeded the growth of customer funds. Despite the aforementioned liquidity drain, BBVA Mexico continues to present a comfortable liquidity position, which contributed to a cost-efficient funding management in an environment of rising rates.

–

In Turkey, in the first half of 2022, both local and foreign currency lending gaps have increased. The lending gap in local currency increased due to a higher growth in loans than in deposits and the lending gap in foreign currency due to greater reductions in deposits, as a result of the mechanism to encourage local currency deposits, partially offset by a reduction in loans. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios. The Central Bank of Turkey has continued to implement measures to reduce the dollarization of the economy.

–

In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity in the system and in BBVA continues to increase due to the higher growth in deposits than in loans in local currency. In BBVA Colombia, lending activity and funds grow at similar levels. For its part, BBVA Peru maintains solid levels of liquidity, in a quarter in which liquidity has slightly decreased in the local currency balance and has increased in the foreign currency balance.

The main wholesale financing transactions carried out by the companies of the BBVA Group are listed below:

–

In January 2022, BBVA, S.A. issued a €1 billion senior non-preferred bond, with a maturity of 7 years and the option for early redemption in the sixth year, with a coupon of 0.875%. In May of the same year, BBVA, S.A. carried out a preferred senior debt issue for a term of three and a half years and separated into two tranches, one with a fixed coupon of 1.75% for an amount of €1,250m and another with a variable coupon set at three-month Euribor plus 64 basis points of spread (3-month Euribor coupon plus 100 basis points) for an amount of €500m. On the other hand, two private issues have been closed, one in May for €100m at a fixed 1% and another in July for €400m at the 3-month floating rate Euribor plus 70 basis points, both with a 2-year term, and in June 2022 a securitization of loans for the financing of vehicles was completed for an amount of €1,200m. In addition, in May 2022, the Group carried out the early redemption of the preference shares contingently convertible into ordinary shares of BBVA (CoCos) issued in May 2017 by BBVA.

–

On June 21, BBVA Mexico issued a sustainable bond for 10 billion Mexican pesos (€470m, approximately), thus becoming the first private bank to carry out an issue of this type in Mexico, taking TIIE (Balanced Interbank Interest Rate used in Mexico) as the funding benchmark.

–

On June 7, Garanti BBVA renewed 100% of a syndicated loan indexed to environmental, social and corporate governance (ESG) criteria that consists of two separate tranches of USD 283.5m and €290.5m, both with a maturity of one year. Garanti BBVA also made sustainable funding of USD 75m in the first semester.

–

On June 28, BBVA Colombia closed a 5-year financing with the International Finance Corporation (IFC) for USD 200m, the aim of which is to promote the financing and construction of energy-sustainable buildings and reduce CO2 emissions, among others.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and ensure the stability of its income statement.

During the first half of the year, the foreign exchange markets have not been immune to the volatility observed in other financial assets. In a context of great uncertainty, the US dollar has benefited, appreciating 9.0% against a euro more affected by the consequences of the war in Ukraine. The currencies of Latin America have presented, in general, a good performance in the first half of 2022. The Mexican peso accumulates an appreciation of 10.4% against the euro, the Peruvian sol by 14.8%, the Colombian peso by 5.2% and the Chilean peso by 0.1%. For its part, the Argentine peso accumulated a depreciation of 10.4%. With regard to the Turkish lira, the environment of high inflation continues to penalize it and it lost 12.1% against the euro in the first half of the year.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ% on
	30-06-22	30-06-21	31-12-21	1H22	1H21
U.S. dollar	1.0387	14.4	9.0	1.0934	10.2
Mexican peso	20.9641	12.5	10.4	22.1618	9.8
Turkish lira (1)	17.3220	(40.4)	(12.1)	–	–
Peruvian sol	3.9243	17.6	14.8	4.1247	8.9
Argentine peso (1)	129.88	(12.4)	(10.4)	–	–
Chilean peso	955.57	(8.6)	0.1	902.47	(3.8)
Colombian peso	4,287.20	4.1	5.2	4,281.05	2.0

(1) According to IAS 21 “The effects of changes in foreign exchange rates”, the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.

BBVA maintains its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio surplus. The sensitivity of the Group’s CET1 fully-loaded ratio to 10% depreciations in major currencies is estimated at: +18 basis points for the US dollar, -3 basis points for the Mexican peso and -3 basis points for the Turkish lira. The coverage levels of the expected results for 2022 is close to 100% in the case of Mexico, Peru and Colombia. In the case of Turkey, the transition to hyperinflation accounting generates a relevant reduction in the expected profits in 2022, even if it is neutral at the level of wealth accumulation.

24

Interest rate

Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), in order to analyze the potential impact that could derive from a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in observed behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established objective, showing positive sensitivity toward interest rate increases in the net interest income.

At the market level, during the first half of 2022, the United States sovereign curve has continued to flatten, in an environment of higher inflation levels, with the Fed raising interest rates by 150 basis points in the year. Regarding the Eurozone, the ECB has kept official rates unchanged during the semester and, as announced, has ended its asset purchase programs Pandemic Emergency Purchase Program (PEPP) and Asset Purchase Program (APP). Subsequently, at its July meeting it decided to raise official rates by 50 basis points and approved the Transmission Protection Instrument (TPI) with the aim of ensuring the appropriate transmission of monetary policy in the Eurozone as a whole Germany’s sovereign curve has experienced strong rises in the first half of the year, also increasing its slope, while the curves of peripheral countries have behaved similarly, with additional slight upturns. With regard to the emerging world, flattening moves have occurred similar to those of the United States, continuing with the rate hikes cycle, even accelerating the pace in many countries. Turkey, for its part, has kept the monetary policy rate unchanged at 14%. Regarding the behavior of sovereign curves, there is divergence between the real rate curve (lower yields) and the nominal curve (higher yields).

By area, the main features are:

–

Spain has a balance sheet characterized by a high proportion of variable-rate loans (basically mortgages and corporate lending) and liabilities composed mainly of customer demand deposits. The ALCO portfolio acts as a management lever and hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The balance sheet interest rate risk profile remained stable during the year, showing a positive net interest income sensitivity to 100 basis points increases by the interest rates slightly around 15 to 20%.

On the other hand, as mentioned, the ECB held the marginal deposit facility rate unchanged at -0.50% during the first half of 2022. However, European benchmark interest rates (Euribor) began to pick up the ECB’s expectations of rate hikes in the second half of the year, especially the 12-month Euribor which closed June at 1.04%, representing an increase of 154 basis points in the semester. In this sense, customer spread will benefit from interest rate hikes in the coming quarters.

–

Mexico continues to show a balance between fixed and variable interest rates balances. In terms of assets that are most sensitive to interest rate fluctuations, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. With regard to the customer funds, the high proportion of non-interest bearing deposits should be highlighted, which are insensitive to interest rate movements. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. Net interest income sensitivity continues to be limited, registering a positive impact against 100 basis points increases in the Mexican peso, which is around 2.6%. The monetary policy rate stands at 7.75%, 225 basis points above the end-of-year level of 2021, accelerating the rate of hikes at the last meeting in June in line with the rise made by the Fed. Regarding the client spread, an improvement can be appreciated so far in 2022, a trend which should continue due to the higher interest rates environment.

–

In Turkey, the sensitivity of loans, which are mostly fixed-rate but with relatively short maturities, and the ALCO portfolio balance the sensitivity of deposits on the liability side. The interest rate risk is thus limited, both in Turkish lira and in foreign currencies. With regard to benchmark rates, the Central Bank of the Republic of Turkey has kept them unchanged during the first half of 2022. In addition, there has been a sharp upturn in inflation, which has generated positive impacts on Garanti BBVA’s net interest income and on the valuation of the bond portfolio linked to it. The customer spread has continued to improve during the first half of 2022.

–

In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, in balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of risk. The benchmark rates of the central banks of Peru and Colombia continued to rise during the first half of the year, with increases of 300 and 450 basis points, respectively (Peru’s Central Bank continued its 50 basis point hike cycle at the July meeting). Customer spreads have changed little during the half of the year in both geographical areas, with slight increases in Peru and slight falls in Colombia, although they are expected to improve during 2022, favored by an environment of higher interest rates.

INTEREST RATES (PERCENTAGE)

	30-06-22	31-03-22	31-12-21	30-09-21	30-06-21	31-03-21
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	(0.24)	(0.50)	(0.58)	(0.55)	(0.54)	(0.54)
Euribor 1 year (1)	0.85	(0.24)	(0.50)	(0.49)	(0.48)	(0.49)
USA Federal rates	1.75	0.50	0.25	0.25	0.25	0.25
TIIE (Mexico)	7.75	6.50	5.50	4.75	4.25	4.00
CBRT (Turkey)	14.00	14.00	14.00	18.00	19.00	19.00

 (1) Calculated as the month average.

25

Business areas

This section presents the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.

The structure of the business areas reported by the BBVA Group as of June 30, 2022, is identical with the one presented at the end of 2021.

The composition of BBVA Group’s business areas is summarized below:

–

Spain mainly includes the banking and insurance businesses that the Group carries out in this country, including the proportional share of the results of the company created from the bancassurance agreement reached with Allianz at the end of 2020.

–	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

–	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

–	South America mainly includes banking and insurance activity conducted in the region.

–	Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain) and in the United States, as well as the banking business developed through BBVA’s branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets’ funding. Additionally, the results obtained by BBVA USA and the rest of the companies included in the sale agreement to PNC until the closing of the transaction on June 1, 2021, are presented in a single line of the income statements called “Profit (loss) after taxes from discontinued operations”. Finally, the costs related to the BBVA, S.A. restructuring process carried out in Spain during the first half of the year 2021, are included in this aggregate and are recorded in the line “Net cost related to the restructuring process”.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business areas is based on units at the lowest level and/or companies that make up the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity. With regard to the information related to the business areas, in the first quarter of 2022 the Group changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas, therefore, to ensure that year-on-year comparisons are homogeneous, the figures corresponding to the financial year 2021 have been restated, which did not affected the consolidated financial information of the Group. Also in the first quarter of 2022, an equity team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this relocation from the Spain area to the Rest of Business area.

Regarding the shareholders’ funds allocation, in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

26

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center

1H22

Net interest income	8,551	1,763	3,684	1,163	1,849	155	8,614	(64)

Gross income	11,509	3,069	4,887	1,342	1,975	384	11,656	(147)

Operating income	6,456	1,635	3,316	842	1,052	150	6,995	(539)

Profit (loss) before tax	4,921	1,414	2,502	637	738	162	5,454	(533)

Net attributable profit (loss) excluding non-recurring impacts (1)	3,203	1,010	1,821	62	413	128	3,433	(230)

Net attributable profit (loss)	3,001	808	1,821	62	413	128	3,232	(230)

1H21 (2)

Net interest income	6,955	1,761	2,771	1,036	1,328	141	7,037	(82)

Gross income	10,259	3,035	3,604	1,571	1,480	422	10,112	146

Operating income	5,661	1,529	2,325	1,072	786	194	5,907	(247)

Profit (loss) before tax	3,883	985	1,593	952	414	205	4,148	(265)

Net attributable profit (loss) excluding non-recurring impacts (1)	2,327	725	1,119	384	210	159	2,598	(271)

Net attributable profit (loss)	1,911	725	1,119	384	210	159	2,598	(687)

(1) Non-recurring impacts include: (I) the net impact arisen from the purchase of offices in Spain in 2022; (II) the net costs related to the restructuring process; and (III) the profit (loss) after tax from discontinued operations derived from the sale of BBVA USA and the rest of the companies in the United States to PNC on June 1, 2021.

(2) Restated balances.

GROSS INCOME (1), OPERATING INCOME (1) AND NET ATTRIBUTABLE PROFIT (1) BREAKDOWN (PERCENTAGE. 1H22)

(1) Excludes the Corporate Center and the net impact arisen from the purchase of offices in Spain.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas

	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center	Deletions

30-06-22

Loans and advances to customers	350,110	176,109	67,020	35,610	40,176	32,142	351,057	343	(1,291)

Deposits from customers	376,973	211,023	72,692	42,688	43,314	7,735	377,453	191	(670)

Off-balance sheet funds	146,698	86,828	36,908	4,925	17,511	523	146,695	3	—

Total assets/liabilities and equity	715,294	432,012	140,360	64,101	66,343	46,176	748,991	26,103	(59,800)

RWAs	330,819	109,821	73,869	51,055	49,641	34,389	318,775	12,044	—

31-12-21

Loans and advances to customers	318,939	171,081	55,809	31,414	34,608	26,965	319,877	1,006	(1,945)

Deposits from customers	349,761	206,663	64,003	38,341	36,340	6,266	351,613	175	(2,027)

Off-balance sheet funds	147,192	94,095	32,380	3,895	16,223	597	147,190	2	—

Total assets/liabilities and equity	662,885	413,430	118,106	56,245	56,124	40,328	684,233	30,835	(52,182)

RWAs	307,795	113,797	64,573	49,718	43,334	29,280	300,703	7,092	—

27

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

28

Spain

Highlights

•	Growth in lending activity and stable customer funds in the quarter

•	Solid asset quality indicators

•	Significant improvement in efficiency

•	Year-on-year decrease of impairment on financial assets during the semester

BUSINESS ACTIVITY (1) (VARIATION COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (LOSS) (1) (MILLIONS OF EUROS)

(1) Excludes the net impact arisen from the purchase of offices in Spain in 2Q22.

29

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H22	Δ %	1H21 (1)

Net interest income	1,763	0.1	1,761

Net fees and commissions	1,110	4.6	1,061

Net trading income	288	11.2	259

Other operating income and expenses	(92)	98.9	(46)

Of which: Insurance activities (2)	194	7.9	180

Gross income	3,069	1.1	3,035

Operating expenses	(1,434)	(4.8)	(1,506)

Personnel expenses	(768)	(9.7)	(851)

Other administrative expenses	(457)	5.1	(435)

Depreciation	(209)	(4.9)	(220)

Operating income	1,635	6.9	1,529

Impairment on financial assets not measured at fair value through profit or loss	(193)	(43.7)	(343)

Provisions or reversal of provisions and other results	(27)	(86.6)	(202)

Profit (loss) before tax	1,414	43.7	985

Income tax	(403)	56.2	(258)

Profit (loss) for the period	1,012	39.2	727

Non-controlling interests	(2)	36.7	(1)

Net attributable profit (loss) excluding non-recurring impacts	1,010	39.2	725

Net impact arisen from the purchase of offices in Spain	(201)	—	—

Net attributable profit (loss)	808	11.5	725

(1) Restated balances. For more information, please refer to the “Business Areas” section.
(2) Includes premiums received net of estimated technical insurance reserves.
Balance sheets	30-06-22	Δ %	31-12-21

Cash, cash balances at central banks and other demand deposits	37,732	43.0	26,386

Financial assets designated at fair value	140,377	(3.6)	145,546

Of which: Loans and advances	41,721	(17.6)	50,633

Financial assets at amortized cost	204,749	2.6	199,646

Of which: Loans and advances to customers	176,109	2.9	171,081

Inter-area positions	39,466	16.2	33,972

Tangible assets	2,973	17.3	2,534

Other assets	6,714	25.6	5,346

Total assets/liabilities and equity	432,012	4.5	413,430

Financial liabilities held for trading and designated at fair value through profit or loss	89,119	9.5	81,376

Deposits from central banks and credit institutions	62,815	14.7	54,759

Deposits from customers	211,023	2.1	206,663

Debt certificates	36,805	(3.7)	38,224

Inter-area positions	—	—	—

Other liabilities	17,745	(3.6)	18,406

Regulatory capital allocated	14,505	3.6	14,002

Relevant business indicators	30-06-22	Δ %	31-12-21

Performing loans and advances to customers under management (1)	173,268	3.0	168,235

Non-performing loans	8,378	(0.9)	8,450

Customer deposits under management (1)	210,533	2.2	205,908

Off-balance sheet funds (2)	86,828	(7.7)	94,095

Risk-weighted assets	109,821	(3.5)	113,797

Efficiency ratio (%)	46.7		51.7

NPL ratio (%)	4.0		4.2

NPL coverage ratio (%)	61		62

Cost of risk (%)	0.20		0.30

(1) Excluding repos.

(2) Includes mutual funds, customer portfolios and pension funds.

30

Macro and industry trends

Economic activity has been quite dynamic in the first half of the year, despite the war in Ukraine. However, this has put upward pressure on energy and food prices, contributing to a rise in inflation to 10.2% in June. According to BBVA Research, GDP is expected to grow by 4.1% this year, unchanged from the previous forecast. Although GDP fell short of expectations in the first quarter, the latest data points to a better-than-expected performance in the second quarter. The interest rate hikes by the ECB and the global and European slowdown are expected to moderate the economy, and GDP growth in 2023 would be around 1.8%. Inflation will remain high and above the ECB target of 2%, especially in 2022 but also in 2023 (averaging around 7,9% in 2022 and 3.2% in 2023).

With regard to the banking system, credit to the private sector increased slightly by 0.6% year-on-year as of April 2022, following an overall decrease of 0.1% in 2021. The non-performing loan (“NPL”) ratio continued to fall and stood at 4.19% in April 2022, 34 basis points lower than April 2021 and 10 basis points better than end-2021. The system also maintains comfortable solvency and liquidity levels.

Activity

The most relevant aspects related to the area’s activity during the first half of 2022 were:

–

Lending activity (performing loans under management) was higher than at the end of 2021 (+3.0%), due largely to the growth in business segments, especially loans to SMEs (+7.6%) and companies (+4.2%), to institutions belonging to the public sector (+9.8%) and higher consumer balances (+4.1%, including credit cards).

–

Total customer funds decreased -0.9% compared to 2021 year-end. In the first half of the year, off-balance sheet funds recorded a decrease of 7.7%, mainly due to the negative effect of the markets evolution. For its part, the balance of customer deposits under management increased by 2.2% between January and June with the following breakdown by product: demand deposits grew by 3.4%, compensating for the drop in time deposits (-10.1%).

The most relevant of the evolution of the area’s activity in the second quarter of 2022 has been:

–	Lending activity was above the previous quarter (+2.5%), fostered by the growth in public sector institutions (+11.9%), business segments (+3.5%) and consumer loans (+3.4%, including credit cards).

–

With regard to asset quality, the NPL ratio decreased 14 basis points in the quarter to 4.0% mainly due to the increase in activity, supported by a slight reduction in non-performing loans. In terms of coverage, the ratio remained stable in the quarter at 61%.

–

Total customer funds remained stable between April and June (+0.2%). By products, growth in demand deposits (+2.5%) and reduction in off-balance sheet funds (-4.4%), affected by the unfavorable evolution of the markets, and in time deposits (-1.0%).

Results

Spain generated a net attributable profit of €1,010m during the first half of 2022, up 39.2% from the result achieved during the first half of the previous year, due to the strength of the gross income, driven by commissions and the significant reduction in personnel expenses, as well as lower loan-loss provisions and provisions. This result does not include the net impact of €-201m from the purchase of offices from Merlin. If this impact is taken into account, the cumulative attributable result of the area at the end of June 2022 stands at €808m, 11.5% above the attributable result for the same period of the previous year.

The most notable aspects of the year-on-year changes in the area’s income statement at the end of June 2022 were:

–

Net interest income registered a slight year-on-year increase of 0.1%, mainly as a result of better performance of the portfolios. The area’s net interest income increased by 5.2% between April and June, mainly due to a better investment performance, reflecting a more favorable interest rate environment.

–

Fees and commissions had a positive performance (+4.6% year-on-year), mainly favored by a greater contribution from fees and commissions associated with banking services and, to a lesser extent, from insurance revenues.

–	NTI at the end of June 2022 was 11.2% above the one achieved in the same period of the previous year, due in part to the greater contribution of the Global Markets area.

–

The other operating income and expenses line compares negatively to the first half of the previous year, mainly due to the higher contribution to the SRF, which offset the good performance of the insurance business.

–	Operating expenses were lower than at the end of the first half of 2021 (-4.8% in year-on-year terms), mainly due to lower personnel expenses as a result of the staff reduction.

–	As a result of gross income growth and the declined expenses, the efficiency ratio stood at 46.7%, representing a significant improvement compared to the 49.6% recorded at the end of June 2021.

–

Impairment on financial assets was 43.7% below the first half of 2021, due to the good performance of the underlying asset in the first half of 2022. As a result, the accumulated cost of risk at the end of June 2021 stood at 0.20%.

–

The provisions and other results line closed the first half of the year at €-27m, which positively compares with last year, due to, among other factors, the higher results from real estate assets and lower provisions for off-balance sheet risks compared to the same period in 2021.

In the second quarter of 2022, Spain generated a net attributable profit of €409m (-31.9% compared to the previous quarter). The recurring income grew between April and June, even if the evolution has been mainly affected by the contribution to the SRF made in the quarter together with a lower NTI. If the net impact of the purchase of offices from Merlin is included, the area’s net attributable profit stands at €208m.

31

Mexico

Highlights

●	Growth in lending activity in all segments during the first semester

●	Improved customer spread, which is reflected in the net interest income

●	Significant improvement in the efficiency ratio

●	Loan-loss provisions in line with the first half of 2021

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT
EXCHANGE RATE COMPARED TO 31-12-21)

NET INTEREST INCOME / AVERAGE TOTAL ASSETS
(PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT
CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +42.6%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF
EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +62.8%.

32

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H22	Δ %	Δ % (1)	1H21 (2)

Net interest income	3,684	32.9	21.1	2,771

Net fees and commissions	744	28.0	16.6	581

Net trading income	227	37.8	25.6	165

Other operating income and expenses	232	165.7	142.1	87

Gross income	4,887	35.6	23.5	3,604

Operating expenses	(1,571)	22.9	11.9	(1,279)

Personnel expenses	(699)	33.3	21.4	(524)

Other administrative expenses	(684)	14.7	4.5	(597)

Depreciation	(188)	19.2	8.6	(158)

Operating income	3,316	42.6	29.9	2,325

Impairment on financial assets not measured at fair value through profit or loss	(805)	8.6	(1.0)	(741)

Provisions or reversal of provisions and other results	(9)	n.s.	n.s.	9

Profit (loss) before tax	2,502	57.0	43.1	1,593

Income tax	(681)	43.5	30.8	(474)

Profit (loss) for the period	1,821	62.8	48.3	1,119

Non-controlling interests	(0)	57.3	43.3	(0)

Net attributable profit (loss)	1,821	62.8	48.3	1,119

(1) At constant exchange rate. (2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	16,589	27.8	15.7	12,985

Financial assets designated at fair value	39,991	13.9	3.1	35,126

Of which: Loans and advances	1,397	67.2	51.5	835

Financial assets at amortized cost	78,487	20.2	8.9	65,311

Of which: Loans and advances to customers	67,020	20.1	8.8	55,809

Tangible assets	1,854	7.1	(3.0)	1,731

Other assets	3,439	16.5	5.5	2,953

Total assets/liabilities and equity	140,360	18.8	7.6	118,106

Financial liabilities held for trading and designated at fair value through profit or loss	26,796	35.0	22.3	19,843

Deposits from central banks and credit institutions	5,141	57.3	42.5	3,268

Deposits from customers	72,692	13.6	2.9	64,003

Debt certificates	9,353	17.2	6.1	7,984

Other liabilities	17,429	10.5	0.1	15,779

Regulatory capital allocated	8,949	23.8	12.1	7,229

Relevant business indicators	30-06-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	67,418	20.5	9.2	55,926

Non-performing loans	2,041	6.3	(3.7)	1,921

Customer deposits under management (2)	72,038	13.7	3.0	63,349

Off-balance sheet funds (3)	36,908	14.0	3.2	32,380

Risk-weighted assets	73,869	14.4	3.6	64,573

Efficiency ratio (%)	32.2			35.3

NPL ratio (%)	2.8			3.2

NPL coverage ratio (%)	119			106

Cost of risk (%)	2.57			2.67

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, customer portfolios and other off-balance sheet funds.

33

Macro and industry trends

Economic growth has surprised on the upside during the beginning of 2022, mainly due to the good performance of domestic demand. This has led BBVA Research to revise upwards its forecast for GDP growth this year to 2.0% (eight-tenths of a percentage point higher than the previous forecast). It is also expected that growth will moderate next year to 1.6%, in line with the global economic slowdown and in an environment in which inflation will remain elevated (around 7.7% in 2022 and 5.2% in 2023, on average). This may require Banxico to raise interest rates above the current level of 7.75%. With regards to the banking system, based on data of May 2022, lending volumes grew by 9.3% over the past year. This growth is reflected by similar rates in the main portfolios: housing credit (+10,7%), consumer credit (+11,0%), and corporate credit (+9,8%). In addition, deposits (demand and time deposits) increased by 10.1% year-on-year to May 2022. The NPL ratio for the system decreased to 2.41% in May 2022 from 2.52% twelve months earlier, and capital indicators are within comfortable levels.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first half of 2022 were:

–

Lending activity (performing loans under management) grew 9.2% between January and June 2022, with growth in the wholesale portfolio above that of the retail portfolio. The wholesale portfolio, which includes larger companies and the public sector, recorded a growth of 9.9%, due to commercial efforts to attract and retain new customers. For its part, the retail segment accelerated its rate of growth to 7.3% in the semester. Within this segment, mortgage loans, consumer loans and credit cards (+6.1%, +8.3% and +6.1%, respectively) showed the greatest dynamism. The aforementioned has made it possible to maintain a stable composition in lending activity.

–

Customer deposits under management increased in the first half of 2022 (+3.0%). This performance is explained by both the growth in demand deposits (+2.7%) and by time deposits (+4.6%). For its part, off-balance sheet funds grew at a rate of 3.2% between January and June 2022.

The most relevant of the evolution of the area’s activity in the second quarter of 2022 has been:

–

Lending activity increased by 4.8% in the quarter, with growth in the wholesale segment (+5.4%) reflecting greater dynamism in demand (mainly in the SMEs portfolio) above the retail segment (+3.9%) where consumer portfolios and credit cards stood out.

–

With regard to the asset quality indicators, the NPL ratio stood at 2.8% at the end of June, an improvement of 14 basis points in the quarter, as a result of a generalized increase in activity in the quarter led by the corporate and retail portfolio. Non-performing loans where supported by the good performance of recoveries, which has offset higher inflows in the quarter, a consequence of the consumer portfolio and the one-off deterioration of one customer. For its part, the NPL coverage ratio improved 354 basis points in the quarter and stood at 119% at the end of June.

–

Total funds under management remained stable in the quarter (-0.1%) with growth in time deposits, which registered a variation of +3.6%, favored by the 125 basis points increase in interest rates made by Banxico during the second quarter and in off-balance sheet funds (+1.7%).

Results

In Mexico, BBVA achieved a net attributable profit of €1,821m between January and June 2022, representing an increase of 48.3% compared to the first half of 2021, mainly as a result of the good performance of recurring revenues, especially favored by the dynamism of the net interest income and contained loan-loss provisions, which compensated the increase in operating expenses.

The most relevant aspects of the year-on-year changes in the income statement at the end of June 2022 are summarized below:

–

Net interest income increased by 21.1%, mainly as a result of both higher volumes of loans under management and the price effect, as some portfolios already reflect increased official interest rates together with better results from the securities portfolio.

–

Net fees and commissions increased by 16.6% thanks to the increase in the level of transactions, especially on credit cards, as well as those arising from investment banking operations and mutual fund management.

–	NTI increased by 25.6% year-on-year, mainly due to the excellent results of the Global Markets unit.

–	The other operating income and expenses line recorded a year-on-year growth of 142.1%, thanks to higher results of the insurance business.

–

Operating expenses increased (+11.9%), mainly due to higher personnel expenses, impacted by the employee internalization process carried out in the second half of 2021. General expenses also increased, in an environment of rising prices where certain expenses are indexed to inflation, as well as by higher marketing and technology expenses. Notwithstanding the above, there was a significant improvement of 333 basis points in the efficiency ratio, which stood at 32.2% compared to 35.5% recorded twelve months earlier.

–

The impairment on financial assets remained very much in line with the first half of 2021 (-1.0%), due to the good performance of the portfolio together with an adequate management of recoveries. As a result of all the above, the cumulative cost of risk at the end of June 2022 stood at 2.57%, -27 basis points below the previous quarter.

–	The provisions and other results line showed an unfavorable comparison, mainly due to provisions for contingent liabilities and commitments.

34

In the quarter, excluding the exchange rate effects, BBVA Mexico generated net attributable profit of € 1,014m, showing a growth of +25.8% compared to the previous quarter. This result was driven by the good performance of insurance income, as a result of the annual renewal of policies for the insured group, together with the performance of recurring revenue items (net interest income and fees and commissions, which grew by +4.3%), and the NTI, supported by contained operating expenses (+0.2%) and a positive evolution of provisions for impairment on financial assets (-14.6%) in the quarter.

35

Turkey

Highlights

●	Growth in activity, again driven by loans and deposits in Turkish lira

●	Year-on-year growth in recurring revenue and NTI

●	Solid risk indicators

●	Positive half-year net attributable profit

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT
EXCHANGE RATE COMPARED TO 31-12-21)

(1) Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS
(PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT
CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -21.4%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF

EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -84.0%.

36

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H22	Δ %	Δ % (1)	1H21 (2)
Net interest income	1,163	12.2	104.2	1,036

Net fees and commissions	295	(0.8)	80.4	297

Net trading income	395	119.9	300.0	180

Other operating income and expenses	(511)	n.s.	n.s.	58

Gross income	1,342	(14.6)	55.4	1,571

Operating expenses	(500)	0.1	82.1	(499)

Personnel expenses	(280)	(0.5)	80.9	(282)

Other administrative expenses	(156)	1.2	84.1	(154)

Depreciation	(64)	0.3	82.4	(64)

Operating income	842	(21.4)	42.9	1,072

Impairment on financial assets not measured at fair value through profit or loss	(171)	2.1	85.8	(168)

Provisions or reversal of provisions and other results	(34)	n.s.	n.s.	48

Profit (loss) before tax	637	(33.1)	21.7	952

Income tax	(636)	264.7	n.s.	(174)

Profit (loss) for the period	1	(99.8)	(99.7)	778

Non-controlling interests	60	n.s.	n.s.	(394)

Net attributable profit (loss)	62	(84.0)	(70.8)	384

(1) At constant exchange rate.

(2) Restated balances due to reallocation of some technology expenses. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	8,051	3.7	17.9	7,764

Financial assets designated at fair value	5,598	5.8	20.3	5,289

Of which: Loans and advances	1	(99.8)	(99.8)	295

Financial assets at amortized cost	48,362	16.4	32.4	41,544

Of which: Loans and advances to customers	35,610	13.4	28.9	31,414

Tangible assets	921	47.8	68.1	623

Other assets	1,168	14.0	29.7	1,025

Total assets/liabilities and equity	64,101	14.0	29.6	56,245

Financial liabilities held for trading and designated at fair value through profit or loss	2,381	4.8	19.2	2,272

Deposits from central banks and credit institutions	5,307	29.9	47.7	4,087

Deposits from customers	42,688	11.3	26.6	38,341

Debt certificates	3,897	7.7	22.5	3,618

Other liabilities	3,007	38.8	57.9	2,166

Regulatory capital allocated	6,821	18.4	34.6	5,761

Relevant business indicators	30-06-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	35,152	14.8	30.6	30,610

Non-performing loans	2,863	(4.4)	8.7	2,995

Customer deposits under management (2)	42,687	11.4	26.6	38,335

Off-balance sheet funds (3)	4,925	26.5	43.8	3,895

Risk-weighted assets	51,055	2.7	16.8	49,718

Efficiency ratio (%)	37.2			29.5

NPL ratio (%)	5.9			7.1

NPL coverage ratio (%)	83			75

Cost of risk (%)	0.88			1.33

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and pension funds.

37

Macro and industry trends

Despite the complex local and global macroeconomic environment, economic activity has been stronger than expected in the first half of the year. According to BBVA Research’s estimates, the resilience in activity could lead to growth of 5.0% in 2022. This figure is significantly higher than the 2.5% forecasted 3 months ago. Moreover, the relative strength of demand, high commodity prices and the sharp depreciation of the Turkish lira in a context of negative interest rates in real terms have all contributed to an inflationary spike, with annual inflation reaching 78.6% in June 2022. According to BBVA Research’s estimates, growth could slow to 3.0% in 2023, which would reduce inflationary pressures and improve the external accounts. However, the economic environment remains highly unstable due to the combination of high inflation, very low real rates, pressure on the Turkish lira, high external funding needs, and the current global context.

Total credit volumes in the banking system increased by 57.6% year-on-year in local currency terms as of May 2022, including +49,6% growth in the Turkish lira portfolio and +71,3% growth in the foreign currency credit portfolio. Meanwhile, deposits grew by 73.0%. These growth rates are adjusted for inflation and the depreciation of the Turkish lira. The system’s NPL ratio stood at 2.61% in May 2022 (3.69% in May 2021 and 3.16% at the end of 2021).

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. For the conversion of these figures, the exchange rate as of June 30, 2022 is used. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first six months of 2022 were:

–

Lending activity (performing loans under management) increased by 30.6% between January and June 2022, driven by the growth in Turkish lira loans (+36.0%). This growth was mainly supported by commercial loans and, to a lessor extent, credit cards and consumer loans. Foreign currency loans (in U.S. dollars) continued decreasing in the first half of 2022 (-4.8%).

–

Customer deposits under management (67% of the area’s total liabilities as of June 30, 2022) remained the main source of funding for the balance sheet and increased by 26.6%. Especially noteworthy is the positive performance of Turkish lira time deposits (+51.3%), which represent a 72.1% of total customer deposits in local currency, as well as demand deposits (+45.5%). Foreign currency deposits (in U.S. dollars) decreased by 11.1%. For its part, the evolution of off-balance sheet funds (+43.8%) also stood out.

The most relevant of the evolution of the area’s activity in the second quarter of 2022 has been:

–

Lending activity (performing loans under management) was above the previous quarter (+13.4%) thanks to the similar dynamism of the evolution as observed during the first six months of 2022: positive evolution of the Turkish lira loans, highlighting consumer loans (+15.3%),credit cards (+21.7%) and, especially, business loans (+18.6%).

–

In terms of asset quality, the NPL ratio decreased by 78 basis points compared to the end of March 2022 to 5.9%, due to increased activity in the quarter, especially in Turkish lira loans, together with NPL flows where the entries of individualized cases were offset by recoveries and, retail portfolio sales. The NPL coverage ratio improved to 83% as of June 30, 2022.

–

Total funds under management showed a positive quarterly evolution (+13.6%), highlighting the growth of local currency time and demand deposits (+14.0% and +23.4%, respectively), as well as the growth of off-balance sheet funds (+18.5%).

Results

Turkey generated a net attributable profit of €62m between January and June 2022. This result includes the application of accounting for hyperinflation in Turkey in the second quarter of 2022, with effect from January 1 of the same year, which includes, among others, the loss of the net monetary position for a gross import of €-1,686m, partially offset by the gross impact of income derived from inflation-linked bonds (CPI linkers) for €+1,132m, both recorded in the “Other operating income and expenses” line, and includes the impact from the application of the spot exchange rate as of June 30, 2022. It also includes the effect on the result attributed to the Group after the acquisition of 1,517,195,890 shares equivalent to 36.12% of the share capital of Garanti BBVA after the completion of the voluntary takeover bid. These results are not comparable with those from the first half of 2021, as accounting for hyperinflation has been applied since January 1, 2022.

The most significant aspects of quarterly evolution in the area’s income statement were:

–	Net interest income recorded significant growth (+49.0%), due to higher Turkish lira loan volumes and an increase in the customer spread.

–	Net fees and commissions increased by 35.8%, mainly driven by the positive performance in payment systems, money transfers, asset management, contingent commitments and Project Finance.

–	NTI performed significantly well (+40.3%), mainly due to FX trading gains, the earnings generated by the Global Markets unit, as well as gains from derivatives transactions.

–

Other operating income and expenses line, which includes, among others, the aforementioned loss in value of the net monetary position due to the country’s inflation rate, compares positively with the first quarter of 2022. It should be noted that said loss is partially offset by the income derived from the inflation-linked bonds (CPI linkers), which increased between April and June, in relation to those obtained in the first quarter of 2022. Apart from the above, a greater contribution from the subsidiaries of Garanti BBVA.

–	Operating expenses grew by 21.7%, mainly due to higher personnel expenses.

38

–

Impairment on financial assets decreased by 9.7% mainly due to lower requirements in the collective wholesale portfolio due to recoveries and repayments of singular clients. As a result of the above and also favored by the growth in lending activity, the accumulated cost of risk at the end of June 2022 decreased to 0.88% from the 0.99% accumulated at the end of the previous quarter.

–	The provisions and other results line closed June with a higher loss than the previous quarter, mainly due to higher provisions for special funds and contingent liabilities.

Ultimately, the accumulated income tax at the end of June 2022 is affected by the application of IAS 29, generating additional adjustments to the tax expense, together with the increase in the tax rate from 23% to 25% with effect as from April 2022.

39

South America

Highlights

●	Growth in lending activity and customer funds

●	Significant momentum in recurring income

●	Stability in the efficiency ratio despite the growth in expenses in an inflationary environment

●	Outstanding growth in net attributable profit in the quarter

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT
EXCHANGE RATES COMPARED TO 31-12-21)

(1)	Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS
(PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT
CONSTANT EXCHANGE RATES)

(1)	At current exchange rates: +33.7%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF
EUROS AT CONSTANT EXCHANGE RATES)

(1)	At current exchange rates: +96.3%.

40

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H22	Δ %	Δ % (1)	1H21 (2)
Net interest income	1,849	39.3	39.8	1,328

Net fees and commissions	401	50.3	47.5	267
Net trading income	203	12.7	10.3	180
Other operating income and expenses	(478)	62.2	64.9	(295)
Gross income	1,975	33.4	32.7	1,480
Operating expenses	(923)	33.1	32.6	(693)
Personnel expenses	(447)	34.5	34.2	(332)
Other administrative expenses	(394)	35.2	35.1	(291)
Depreciation	(83)	18.1	14.6	(70)
Operating income	1,052	33.7	32.8	786
Impairment on financial assets not measured at fair value through profit or loss	(272)	(20.9)	(23.3)	(343)

Provisions or reversal of provisions and other results	(42)	41.0	36.7	(29)

Profit (loss) before tax	738	78.5	81.4	414
Income tax	(142)	10.9	10.7	(128)
Profit (loss) for the period	597	108.7	113.9	286
Non-controlling interests	(183)	143.5	146.2	(75)
Net attributable profit (loss)	413	96.3	102.1	210

(1) At constant exchange rates. (2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-22	Δ %	Δ % (1)	31-12-21
Cash, cash balances at central banks and other demand deposits	8,883	3.9	(2.9)	8,549
Financial assets designated at fair value	11,048	54.0	43.8	7,175
Of which: Loans and advances	363	131.5	120.1	157
Financial assets at amortized cost	43,317	14.8	6.4	37,747
Of which: Loans and advances to customers	40,176	16.1	6.8	34,608
Tangible assets	1,100	23.0	18.1	895
Other assets	1,995	13.5	9.1	1,758

Total assets/liabilities and equity	66,343	18.2	10.0	56,124

Financial liabilities held for trading and designated at fair value through profit or loss	3,105	64.8	54.1	1,884

Deposits from central banks and credit institutions	5,653	2.8	(8.2)	5,501

Deposits from customers	43,314	19.2	10.6	36,340

Debt certificates	3,818	18.8	10.9	3,215

Other liabilities	4,407	4.8	4.6	4,207

Regulatory capital allocated	6,046	21.5	13.1	4,977

Relevant business indicators	30-06-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	40,175	16.2	6.9	34,583

Non-performing loans	1,960	8.1	(1.5)	1,813

Customer deposits under management (3)	43,333	19.2	10.6	36,364

Off-balance sheet funds (4)	17,511	7.9	0.9	16,223

Risk-weighted assets	49,641	14.6	6.6	43,334

Efficiency ratio (%)	46.7			48.2

NPL ratio (%)	4.2			4.5

NPL coverage ratio (%)	100			99

Cost of risk (%)	1.24			1.65

(1)	At constant exchange rates.

(2)	Excluding repos.

(3)	Excluding repos and including specific marketable debt securities.

(4)	Includes mutual funds, customer portfolios in Colombia and Peru and pension funds.

41

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit (loss)
Country	1H22	Δ %	Δ % (1)	1H21 (2)	1H22	Δ %	Δ % (1)	1H21 (2)
Argentina	183	103.9	n.s.	90	101	n.s.	n.s.	13
Colombia	350	22.6	20.1	285	149	44.1	41.2	103
Peru	427	25.7	15.4	340	117	122.4	104.2	53
Other countries (3)	92	28.5	24.9	72	46	12.0	9.8	41
Total	1,052	33.7	32.8	786	413	96.3	102.1	210

(1)	Figures at constant exchange rates.

(2)	Restated balances. For more information, please refer to the “Business Areas” section.

(3)	Bolivia, Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	30-06-22	31-12-21	30-06-22	31-12-21	30-06-22	31-12-21

Performing loans and advances to customers under management (1) (2)	4,018	2,986	14,584	12,972	17,578	17,852
Non-performing loans and guarantees given (1)	58	73	703	733	1,111	1,109
Customer deposits under management (1) (3)	7,491	5,450	15,291	13,477	16,146	16,008
Off-balance sheet funds (1) (4)	1,987	1,538	2,309	2,498	1,445	1,874
Risk-weighted assets	7,344	6,775	16,834	14,262	20,344	18,016
Efficiency ratio (%)	66.4	69.0	34.9	37.0	36.9	38.2
NPL ratio (%)	1.4	2.3	4.3	5.0	5.0	4.9
NPL coverage ratio (%)	172	146	106	103	89	89
Cost of risk (%)	2.15	2.20	1.54	1.85	0.84	1.59

(1)	Figures at constant exchange rates.

(2)	Excluding repos.

(3)	Excluding repos and including specific marketable debt securities.

(4)	Includes mutual funds and customer portfolios (in Colombia and Peru).

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects related to the area’s activity during the first half of 2022 were:

–

Lending activity (performing loans under management) increased +6.9% in the first six months of the year, with growth in all segments highlighting the performance of the consumer (+13.4%) and business (+4.1%) portfolios.

–

Customer funds under management increased (+7.6%) compared to the closing balances at the end of 2021, with growth in customer deposits, both in time deposits (+35.5%) and in demand deposits (+2.5%), as well as off-balance sheet funds (+0.9%).

The most relevant aspects of the evolution of the area’s activity in the quarter were:

–	Lending activity (performing loans under management) was higher than in the previous quarter (+5.1%) with growth in all segments, in particular, the business portfolio (+4.0%) and consumer (+6.6%).

–

With regard to asset quality, the NPL ratio stood at 4.2%, a decrease of 13 basis points in the quarter, with reductions in Colombia and Argentina as a result of a good management of recoveries and activity growth. For its part, the NPL coverage rate reached 100%.

–	Total customer funds increased in the quarter, boosted by growth in, both, time deposits (+31.4%) and demand deposits (+3.2%). Off-balance sheet funds remained stable in the quarter (-0.6%).

South America generated €413m in the first half of 2022, a year-on-year increase of +102.1%, mainly due to the improved performance of recurring income (+41.1%) and lower loan-loss provisions (-23.3%), which more than offset the growth of expenses (+32.6%) in an environment of high inflation throughout the region. At the end of June 2022, the cumulative impact of hyperinflation in Argentina in the “Other operating income and expenses” line of the area was €-360m compared to €-189m accumulated at the end of June 2021.

In the quarter and excluding the effect of exchange rate fluctuations, South America generated a net attributable profit of €256m, supported mainly by the good performance of recurring income (+28.1% compared to the previous quarter). The aforementioned, together with a positive performance of the NTI (+17.4%), a lower level of loan loss provisions (-7.7%) and a reduced tax rate originated in Argentina, offset the increase in operating expenses (+23.2%) in the context of higher activity and inflation.

42

More detailed information on the most representative countries of the business area is provided below:

Argentina

Macro and industry trends

Volatility in financial markets has increased significantly in recent months, particularly in the foreign exchange and local currency government debt markets. This is largely due to the less favorable global economic backdrop, the difficulty in correcting current macroeconomic distortions, further exacerbated by the question of meeting the targets set in March 2022 in the loan agreement with the International Monetary Fund. There is a lot of uncertainty regarding future policy developments. However, BBVA Research projects that inflation, which was 64,0% in May, will rise further. It also forecasts that GDP is expected to grow by 2.5% in 2022, down from the previous forecast of 3.5%, and slowing (or even shrinking) through 2023.

Inflation continues to drive the banking system’s balances. At the end of June 2022, lending grew by 51.2% compared to the same month in 2021, while deposits grew by 52.0%. The NPL ratio fell to 3.6% in April 2022 (a decrease of 60 basis points compared to April 2021).

Activity and results

–

Lending activity increased by 34.6% compared to the close of December 2021, a figure that is below inflation, with similar growth in the business segment (+42.8%) and in the retail segment (+29.3%) balances, highlighting in the latter consumer loans (+33.1%) and, especially, credit cards (+29.6%). In the quarter, the NPL ratio stood at 1.4% mainly driven by activity, together with a decrease in the balance of non-performing loans. For its part, the NPL coverage ratio increased to 172% thanks to the aforementioned decrease in the balance of non-performing loans in the quarter.

–	Balance sheet funds grew by 37.5% in the first half of 2022 and off-balance sheet funds (mutual funds) grew by 29.2% in the same period.

–

The cumulative net attributable profit at the end of June 2022 stood at €101m, above the figure achieved in the first half of 2021. The good year-on-year performance of the net interest income was mainly favored by a higher investment volume, and a favorable evolution of fees, highlighting payment channels, which were partially offset by a more negative adjustment for inflation, as well as higher expenses. In the second quarter of 2022, the growth in recurring income and NTI as well as an extraordinary payment in the income tax, as a result of the regularization of its tax deferrals due to considering the tax revaluation of certain fixed assets, can be highlighted.

Colombia

Macro and industry trends

Economic activity in general and domestic demand, in particular, have been more dynamic than expected in recent months. Thus, growth in 2022 could be 6.8%. This is significantly higher than the previous forecast of 4.5% by BBVA Research. High inflation has contributed to the Bank of the Republic raising interest rates in June to 7.5% from 1.75% in August 2021. BBVA Research forecasts that, with additional interest rate hikes on the horizon, inflation will stay relatively high in 2022 (9.1%, on average) and ease somewhat in 2023 (5.9%, on average), and for growth to converge at around 2.0% in 2023.

May 2022 saw total credit growth accelerate to 15.3% year-on-year in the banking system. This was largely driven by loans for households (consumer and mortgages grew 21.5% and 14.3% year-on-year, respectively). Corporate credit growth also accelerated to 11.8% year-on-year in the same month. Total deposits at the end of May 2022 stabilized at 12.9% year-on-year, with clearer indications of return to growth in term deposits (+15.9% year-on-year at the end of May) and still significant growth in demand deposits of 11.5% for the same month. The system’s NPL ratio fell to 3.81% in April 2022, down 110 basis points from the same month in 2021.

Activity and results

–

Lending activity accelerated its growth rate compared to the end of 2021 to 12.4%, with a more dynamic performance in the wholesale portfolio (+18.4%), due to the behavior of the business segment and slightly less in the retail portfolio (+8.8%), where the consumer loans “libranzas” and “free investment” stood out, both aimed at customers with payroll or fixed income. In terms of asset quality, the NPL ratio stood at 4.3% at the end of the first half of 2022, which represents a reduction of 28 basis points in the quarter driven by activity (wholesale and consumer) together with retail NPL entries, offset by a good management of recoveries, portfolio sales and write-offs. For its part, the NPL coverage ratio increased to 106%, due to the good performance of the non-performing loans.

–

Customer deposits under management increased by 13.5% during the first half of 2022, as a result of the recovery of time deposits (+23.2%) resulting from the rate hikes implemented by the central bank, as well as the growth in demand deposits, which accelerated their growth rate between April and June (+8.8% during the first semester). For its part, off-balance sheet funds (mutual funds and managed portfolios) registered a decrease in the same time horizon (-7.6%) between January and June 2022.

–

The net attributable profit in the first half of 2022 stood at €149m, or 41.2% above that achieved in the same period of the previous year, due to the boost in net interest income and the favorable evolution of the NTI, as well as lower provisions for impairment on financial assets. This offset the increase in operating expenses and income tax because of the increase in the tax rate from 34% to 38%. In the second quarter of 2022, the dynamics shown by the BBVA Colombia account are similar to those mentioned in the accumulated year-on-year evolution, although commissions remained flat and the effective tax rate for the second quarter was lower than in the previous quarter.

43

Peru

Macro and industry trends

Activity indicators have been more positive than expected in the first months of the year, partly due to the process of economic reopening after pandemic-related mobility restrictions, the high level of private savings and fiscal stimulus measures. High inflation, tightening of monetary conditions, and the global slowdown in economic growth will all negatively impact future growth. Therefore, BBVA Research has revised its growth forecast for 2022 and expects growth of around 2% — unchanged from the previous forecast — while it expects a growth rate of 2.8% in 2023. Inflation is expected to remain relatively high in 2022 (around 7.4%, on average), but should ease somewhat in 2023 (around 4.8%, on average), due in part to the tightening of local monetary conditions.

Total credit growth in the banking system reached 7.4% year-on-year in April 2022. The moderation in lending to corporates continues, following a 4.4% year-on-year increase. This is offset by the strong momentum in consumer loans, which grew by 19.8% year-on-year in April. The housing loans portfolio maintained its year-on-year growth rate and stood at 8.1% in the same month. The system’s total deposits have continued to shrink since the start of the year. They fell by 2.3% year-on-year to April. The NPL ratio for the system remained stable at around 3.2% in May of 2022, 3 basis points higher than at the same month in 2021).

Activity and results

–

Lending activity decreased 1.5% between January and June 2022, mainly due to the deleveraging of loans to companies (-5.5%) in an environment of high competition, which makes it difficult to offset the amortizations of the program Reactiva Peru. In the quarter, the NPL ratio increased to 5.0%, mainly due to the growth in non-performing loans and positively affected by the evolution of lending activity. For its part, the NPL coverage ratio stood at 89%, in line with the end of 2021.

–

Customers funds under management decreased by 1.6% in the first half of 2022, mainly due to lower balances in demand deposits (-9.1%) and, to a lesser extent, to the decrease in off-balance sheet funds (-22.9%), which together offset the growth of time deposits (+52.0%).

–

BBVA Peru’s net attributable profit stood at €117m at the end of June 2022, 104.2% higher than the figure achieved at the end of the first half of 2021. During the first half of 2022, recurring income grew by 20.1%, thanks to the favorable evolution of the net interest income, which benefited from the increase in the customer spread, the income from marketable debt securities and those derived from excess liquidity, and commissions, which include the reactivation of the economic activity in 2022. The aforementioned, together with the lower provisions for impairment of financial assets (-53.8%), offset the increase in operating expenses (+12.0%). In the second quarter, BBVA Peru has shown an outstanding evolution in the net interest income, due to the higher yield of surplus liquidity, supported by the higher benchmark rates and a somehow more favorable evolution of the activity. This, together with the increase in fees and commissions, linked to the aforementioned greater activity, and an improvement in NTI, largely explain the quarterly evolution of the income statement.

44

Rest of Business

Highlights

●	Balanced growth in lending activity and in customer funds in the first half of 2022

●	Strong net interest income

●	The cost of risk remains at low levels

●	Year-on-year growth in the net attributable profit of the European businesses

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT
EXCHANGE RATES COMPARED TO 31-12-21)

(1) Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS
(PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT
CONSTANT EXCHANGE RATES)

(1) At current exchange rates: -22.8%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF
EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: -19.8%.

45

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H22	Δ %	Δ % (1)	1H21 (2)

Net interest income	155	10.0	6.4	141

Net fees and commissions	122	(8.0)	(12.8)	132

Net trading income	103	(22.2)	(25.9)	133

Other operating income and expenses	4	(77.1)	(78.8)	16

Gross income	384	(9.1)	(13.3)	422

Operating expenses	(234)	2.5	(2.6)	(228)

Personnel expenses	(119)	4.2	(1.3)	(114)

Other administrative expenses	(104)	(0.3)	(5.0)	(104)

Depreciation	(11)	12.0	8.8	(10)

Operating income	150	(22.8)	(25.9)	194

Impairment on financial assets not measured at fair value through profit or loss	—	n.s.	n.s.	15

Provisions or reversal of provisions and other results	12	n.s.	n.s.	(4)

Profit (loss) before tax	162	(20.9)	(25.1)	205

Income tax	(34)	(24.9)	(28.7)	(46)

Profit (loss) for the period	128	(19.8)	(24.0)	159

Non-controlling interests	—	—	—	—

Net attributable profit (loss)	128	(19.8)	(24.0)	159

(1) At constant exchange rates. (2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	5,108	28.7	18.5	3,970

Financial assets designated at fair value	5,715	0.6	(7.1)	5,682

Of which: Loans and advances	4,570	(2.6)	(10.7)	4,691

Financial assets at amortized cost	34,950	15.3	12.9	30,315

Of which: Loans and advances to customers	32,142	19.2	16.6	26,965

Inter-area positions	—	—	—	—

Tangible assets	77	10.0	8.7	70

Other assets	326	12.0	8.3	291

Total assets/liabilities and equity	46,176	14.5	10.5	40,328

Financial liabilities held for trading and designated at fair value through profit or loss	5,024	(0.7)	(8.9)	5,060

Deposits from central banks and credit institutions	1,839	7.6	2.4	1,709

Deposits from customers	7,735	23.4	19.4	6,266

Debt certificates	1,414	21.3	18.2	1,166

Inter-area positions	25,141	13.8	11.0	22,085

Other liabilities	964	27.7	23.7	755

Regulatory capital allocated	4,058	23.4	20.2	3,287

Relevant business indicators	30-06-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	32,188	19.2	16.7	27,000

Non-performing loans	251	(3.9)	(3.9)	261

Customer deposits under management (2)	7,735	23.4	19.4	6,266

Off-balance sheet funds (3)	523	(12.5)	(12.5)	597

Risk-weighted assets	34,389	17.4	14.5	29,280

Efficiency ratio (%)	60.9			58.4

NPL ratio (%)	0.5			0.7

NPL coverage ratio (%)	120			116

Cost of risk (%)	0.00			(0.11)
(1)	At constant exchange rates.

(2)	Excluding repos.

(3)	Includes pension funds.

46

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.

Activity

The most relevant aspects of the activity of Rest of Business of BBVA Group between January and June 2022 were:

–

Lending activity (performing loans under management) registered an increase (+16.7%), due to a favorable performance, mainly from BBVA’s branches located in Europe, Asia and, to a lesser extent, in New York.

–

Customer funds under management increased by 16.7% in the semester, with growth in time deposits, mainly from the New York branch, which more than offset the decline in demand deposits and off-balance sheet funds.

The most relevant of the evolution of the area’s activity in the second quarter of 2022 has been:

–	Lending activity remained stable between April and June 2022 (+0.4%) compared to the previous quarter due to the growth in the business segment that offset the deleveraging in the retail segment.

–

Regarding credit risk indicators, the NPL ratio stood at 0.5%, 2 basis points below the previous quarter, mainly due to an increase in activity. The NPL coverage ratio improved by 418 basis points to 120%.

–	Total customer funds grew in the quarter (+11.0%) thanks to the increase in time deposits (+21.4%), originating mainly in the New York branch, which benefited from the increase in interest rates.

Results

The most significant aspects of the year-on-year evolution in the area’s income statement at the end of June 2022 are the following:

–	The net interest income increased +6.4% compared to the same period of the previous year, with a positive performance in the New York branch and especially in Europe.

–

Net fees and commissions decreased by 12.8% compared to the end of June 2021, due to the lower fees and commissions recorded by BBVA Securities, despite the good performance of investment banking, especially in Europe, and guarantees in the New York branch.

–	The NTI line registered a year-on-year decrease of -25.9% mainly driven by the lower results of Global Markets in the United States, affected by the instability of the current context.

–	Decrease in the contribution of the other operating income and expenses line, as a result of the lower contribution from BBVA Securities.

–	Year-on-year decrease in operating expenses of 2.6% due to the lower expenses recorded by BBVA Securities.

–	The impairment on financial assets line closed June 2022 with a slight provision compared to the release of the previous year, originated in the New York branch.

–	Favorable performance of the provisions or reversal of provisions line and other results focused on lower provisions in Europe.

–	As a result, the area’s cumulative net attributable profit between January and June 2022 was €128m (-24.0% year-on-year).

In the second quarter of 2022 and excluding the effect of the variation in exchange rates, the Group’s Rest of Businesses as a whole generated a net attributable profit of €45m (-46.3% compared to the previous quarter) mainly affected by the lower NTI generated between April and June.

47

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H22	Δ %	1H21 (1)

Net interest income	(64)	(22.0)	(82)

Net fees and commissions	(20)	(12.5)	(23)

Net trading income	(121)	n.s.	168

Other operating income and expenses	58	(30.2)	84

Gross income	(147)	n.s.	146

Operating expenses	(392)	(0.3)	(393)

Personnel expenses	(274)	2.3	(268)

Other administrative expenses	(20)	(35.6)	(31)

Depreciation	(98)	3.8	(95)

Operating income	(539)	118.5	(247)

Impairment on financial assets not measured at fair value through profit or loss	1	n.s.	0

Provisions or reversal of provisions and other results	5	n.s.	(19)

Profit (loss) before tax	(533)	100.7	(265)

Income tax	294	n.s.	—

Profit (loss) for the period	(238)	(10.3)	(266)

Non-controlling interests	8	n.s.	(5)

Net attributable profit (loss) excluding non-recurring impacts	(230)	(14.8)	(271)

Profit (loss) after tax from discontinued operations (2)	—	—	280

Net cost related to the restructuring process	—	—	(696)

Net attributable profit (loss)	(230)	(66.4)	(687)

  (1) Restated balances. For more information, please refer to the “Business Areas” section.

  (2) Including the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

Balance sheets	30-06-22	Δ %	31-12-21

Cash, cash balances at central banks and other demand deposits	6,309	(34.3)	9,609

Financial assets designated at fair value	2,811	33.9	2,099

Of which: Loans and advances	—	n.s.	—

Financial assets at amortized cost	1,044	(52.0)	2,175

Of which: Loans and advances to customers	343	(65.9)	1,006

Inter-area positions	—	—	—

Tangible assets	1,898	(3.3)	1,964

Other assets	14,041	(6.3)	14,988

Total assets/liabilities and equity	26,103	(15.3)	30,835

Financial liabilities held for trading and designated at fair value through profit or loss	188	123.5	84

Deposits from central banks and credit institutions	779	(5.6)	825

Deposits from customers	191	9.0	175

Debt certificates	(531)	n.s.	1,556

Inter-area positions	12,047	55.3	7,758

Other liabilities	5,015	(27.7)	6,932

Regulatory capital allocated	(40,379)	14.5	(35,257)

Total equity	48,793	0.1	48,760

48

Results

The Corporate Center recorded a net attributable loss of €-230m in the first half of 2022. This result compares positively to €-687m recorded in the same period of the previous year, although it must be taken into account that this figure included the results generated by the Group’s businesses in the United States until their sale to PNC on June 1, 2021 and the net costs associated with the restructuring process in Spain carried out by the Group in 2021.

In addition to the above, the most relevant aspects of the year-on-year evolution of this aggregate are summarized below:

–

Between January and June 2022, the NTI registered a negative result of €121m, which contrasts with the gains of €168m in the same period of the previous year, mainly due to the lower contribution of the portfolio of industrial and financial holdings.

–	Operating expenses remained under control (-0.3%), mainly due to lower IT-related costs.

In the quarterly evolution of this aggregate, the record of Telefónica’s dividends stands out.

49

Other information: Corporate & Investment Banking

Highlights

•	Strong performance in lending activity and customer funds in the quarter

•	Double-digit gross income growth

•	Improved efficiency ratio

•	Impairment on financial assets well below those recorded in the first half of 2021

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT	GROSS INCOME / AVERAGE TOTAL ASSETS
EXCHANGE RATES COMPARED TO 31-12-21)	(PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF
CONSTANT EXCHANGE RATES)	EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +30.0%.	(1) At current exchange rates: +42.5%

50

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H22 (1)	Δ %	Δ % (2)	1H21 (3)
Net interest income	945	25.7	32.0	752
Net fees and commissions	434	12.4	18.8	386
Net trading income	654	30.7	36.9	500
Other operating income and expenses	(16)	(12.4)	(16.2)	(18)
Gross income	2,018	24.5	31.0	1,621
Operating expenses	(525)	11.2	10.4	(472)
Personnel expenses	(236)	11.4	10.4	(212)
Other administrative expenses	(236)	14.7	14.2	(206)
Depreciation	(52)	(3.4)	(4.4)	(54)
Operating income	1,492	30.0	40.2	1,148
Impairment on financial assets not measured at fair value through profit or loss	5	n.s.	n.s.	(54)
Provisions or reversal of provisions and other results	9	n.s.	n.s.	(16)
Profit (loss) before tax	1,506	39.8	48.0	1,078
Income tax	(424)	40.8	47.7	(301)
Profit (loss) for the period	1,083	39.3	48.1	777
Non-controlling interests	(179)	25.1	64.5	(143)
Net attributable profit (loss)	904	42.5	45.3	634

(1) For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of June 30, 2022 is used.

(2) At constant exchange rates.

(3) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	8,195	59.9	48.3	5,125

Financial assets designated at fair value	127,392	(3.3)	(4.7)	131,711
Of which: Loans and advances	45,470	(17.7)	(18.2)	55,232
Financial assets at amortized cost	84,300	16.5	14.3	72,363
Of which: Loans and advances to customers	72,966	17.6	15.2	62,042
Inter-area positions	—	—	—	—
Tangible assets	51	19.4	15.8	43
Other assets	2,001	n.s.	n.s.	110
Total assets/liabilities and equity	221,939	6.0	4.1	209,352
Financial liabilities held for trading and designated at fair value through profit or loss	104,489	9.7	8.1	95,283
Deposits from central banks and credit institutions	21,020	63.2	61.0	12,884
Deposits from customers	40,542	5.7	2.5	38,360
Debt certificates	5,005	(12.9)	(16.9)	5,746
Inter-area positions	35,438	(19.8)	(20.6)	44,196
Other liabilities	4,183	44.2	44.7	2,901
Regulatory capital allocated	11,261	12.8	9.3	9,983

Relevant business indicators	30-06-22	Δ %	Δ % (1)	31-12-21
Performing loans and advances to customers under management (2)	72,898	18.4	15.8	61,588
Non-performing loans	982	(30.7)	(25.8)	1,417
Customer deposits under management (2)	39,977	6.8	3.4	37,445
Off-balance sheet funds (3)	1,624	23.6	25.2	1,314
Efficiency ratio (%)	26.0			30.9

  (1) At constant exchange rate.

  (2) Excluding repos.

  (3) Includes mutual funds, customer portfolios and other off-balance sheet funds.

51

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the punctual exchange rate as of June 30, 2022 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in the first half of 2022 were:

–

Lending activity (performing loans under management) continued to grow at double digit rates and accumulates a growth of +15.8% in the first half of 2022, with a positive performance in all geographical areas except South America. By product, the Global Transaction Banking operation stands out, although Investment Banking & Finance also performed positively.

–

Customer funds increased during the first half of the year (+4.2%), due to the active management of the area. Deposits from the Group’s wholesale customers continue to be a relevant lever for the Group’s liquidity management. By geographical areas, the positive evolution in South America (+22.6%) and New York (+52.9%) stands out.

The most relevant developments in the area’s activity in the second quarter of 2022 were:

–

Lending activity (performing loans under management) increased between April and June (+3.5%), mainly due to the factoring activity, the management of the recurring activity in Mexico as well as Investment banking.

–

Customer funds increased by +4.0% in the quarter mainly due to the efficient management of the balances, the renewal of operations reached its maturity and the closing of new operations, especially in Spain.

Results

CIB generated a net attributable profit of €904m in the first half of 2022. These results, which do not include the application of hyperinflation accounting, represent an increase of 45.3% on a year-on-year basis, due to the growth in recurring income, NTI and lower loan-loss provisions, which offset the growth in operating expenses. It should also be noted that all business lines of the CIB area recorded growth compared to the first half of 2021, both in revenues and net attributable profit.

The contribution by business areas, excluding the Corporate Center, to CIB’s accumulated net attributable profit at the end of June 2022 was as follows: 31% Spain, 26% Mexico, 19% Turkey, 14% South America and 13% Rest of Business.

The most relevant aspects of the year-on-year evolution in the income statement of this aggregate are summarized below:

–

At the end of the first half of the year, net interest income was +32.0% above the same period last year, with growth in all geographical areas thanks to the aforementioned good performance of lending activity and the performance of the Global Markets and Global Transactional Banking units.

–

Net fees and commissions recorded an increase of +18.8%, mainly due to the performance of investment banking, with outstanding operations in Project Finance, Corporate Lending and M&A, as well as transactional banking.

–	NTI showed a good evolution (+36.9%), mainly due to the performance of the Global Markets unit, driven by the income from business activity and intraday trading in foreign exchange positions.

–

Operating expenses increased by 10.4% in the first half of 2022, in a year-on-year comparison affected by the cost containment plans implemented by CIB in 2021, in addition to the high inflationary environment, although the area continues to focus its efforts on discretionary expenses. Despite the aforementioned, the efficiency ratio stood at 26.0%, which is a significant improvement over the same period last year (-312 basis points).

–	Provisions for impairment on financial assets were impacted by a release compared to the provision of the same period in the previous year, due to recoveries achieved in the second quarter.

–	Finally, the provision line recorded a net release at the end of the first half of 2022, which contrasts with the provisions made twelve months earlier, mainly in Europe and New York.

In the second quarter of 2022 and excluding the effect of the variation in exchange rates, the Group’s wholesale businesses generated a net attributable profit of €461m (+4.1% compared to the previous quarter). This performance was mainly due to the good performance in recurring income (net interest income and fees and commissions) and lower loan-loss provisions.

52

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). However, it also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en) as well as the statement published by the ESMA on May 20, 2020 (ESMA 32-63-972), about implications of the COVID-19 outbreak on the half-yearly financial reports. The guidelines mentioned before are aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the guidelines, BBVA Group’s APMs:

–	Include clear and readable definitions of the APMs.

–

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

–	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.

–	Do not have greater preponderance than measures directly stemming from financial statements.

–	Are accompanied by comparatives for previous periods.

–	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro9 in the most recent period for each currency of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the income statements of the Condensed Interim Consolidated Financial Statements (hereinafter, “consolidated Financial Statements”) and the consolidated management income statement, shown throughout this report, for the first semester of 2022 and 2021.

In the first half of 2022, the main difference between the two accounts is in the treatment of the impact of the purchase from Merlin of 100% of the shares of Tree, which in turn owns 662 offices in Spain. For management purposes, this impact is included in a single line, net of taxes, of the income statement called “Net impact of the purchase of offices in Spain”, compared to the treatment in the Consolidated Financial Statements, which record the impacts gross and its tax effect in the corresponding headings that are applicable to them.

In the first half of 2021, the main difference between them is the treatment of the cost related to the restructuring process carried out in the first semester of 2021 which, for management purposes, are included in a single line, net of taxes, of the income statement called “Net cost related to the restructuring process”, compared to the treatment in the consolidated Financial Statements, which record the gross impacts and their tax effect in the corresponding headings.

In addition, there is a difference in the positioning of the results generated during the first semester of 2021 by BBVA USA and the rest of the companies sold to PNC on June 1, 2021. In the Consolidated financial statements, these results are included in the line “Profit (loss) after tax from discontinued operations” and are taken into account both for the calculation of the “Profit (loss) for the period” and for the profit (loss) “Attributable to the owners of the parent” whereas, for management purposes, they are not included in the “Profit (loss) for the period”, as they are included in a line below it, as can be seen in the following table.

9 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.

53

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	1H22		1H22

NET INTEREST INCOME	8,551	—	8,551	Net interest income

Dividend income	76		(*)

Share of profit or loss of entities accounted for using the equity method	15		(*)

Fee and commission income	3,964		3,964	Fees and commissions income

Fee and commission expense	(1,314)		(1,314)	Fees and commissions expenses

	2,650	—	2,650	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	39

Gains (losses) on financial assets and liabilities held for trading, net	11

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	-35

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	348

Gains (losses) from hedge accounting, net	16

Exchange differences, net	716

	1,095	—	1,095	Net trading income

Other operating income	297

Other operating expense	(1,803)

Income from insurance and reinsurance contracts	1,537

Expense from insurance and reinsurance contracts	(908)

	(787)	—	(787)	Other operating income and expenses

GROSS INCOME	11,509	—	11,509	Gross income

Administration costs	(4,401)		(5,054)	Operating expenses (**)

Personnel expense	(2,587)	—	(2,587)	Personnel expenses

Other administrative expense	(1,815)	—	(1,815)	Other administrative expenses

Depreciation and amortization	(652)	—	(652)	Depreciation

	6,456	—	6,456	Operating income

Provisions or reversal of provisions	(112)	—	(112)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,441)	—	(1,441)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	4,903	—	4,903

Impairment or reversal of impairment of investments in joint ventures and associates	18.83

Impairment or reversal of impairment on non-financial assets	—

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(15)

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(120)

	(116)	134	18	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	4,787	134	4,921	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(1,668)	67	(1,601)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	3,119	201	3,320	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	—	—

PROFIT (LOSS) FOR THE PERIOD	3,119	201	3,320	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(117)	—	(117)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	3,001	201	3,203	Net attributable profit (loss) excluding non-recurring impacts

		(201)	(201)	Net impact arisen from the purchase of offices in Spain

ATTRIBUTABLE TO OWNERS OF THE PARENT	3,001	—	3,001	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

54

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	1H21		1H21

NET INTEREST INCOME	6,955	—	6,955	Net interest income

Dividend income	125		(*)

Share of profit or loss of entities accounted for using the equity method	(5)		(*)

Fee and commission income	3,311		3,311	Fees and commissions income

Fee and commission expense	(996)		(996)	Fees and commissions expenses

	2,315	—	2,315	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	121

Gains (losses) on financial assets and liabilities held for trading, net	463

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	280

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	96

Gains (losses) from hedge accounting, net	(81)

Exchange differences, net	206

	1,084	—	1,084	Net trading income

Other operating income	340

Other operating expense	(997)

Income from insurance and reinsurance contracts	1,350

Expense from insurance and reinsurance contracts	(909)

	(95)	—	(95)	Other operating income and expenses

GROSS INCOME	10,259	—	10,259	Gross income

Administration costs	(3,983)		(4,598)	Operating expenses (**)

Personnel expense	(2,371)	—	(2,371)	Personnel expenses

Other administrative expense	(1,612)	—	(1,612)	Other administrative expenses

Depreciation and amortization	(615)	—	(615)	Depreciation

	5,661	—	5,661	Operating income

Provisions or reversal of provisions	(928)	754	(174)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,580)	—	(1,580)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	3,153	754	3,907

Impairment or reversal of impairment of investments in joint ventures and associates	—

Impairment or reversal of impairment on non-financial assets	(196)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	5

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(73)

	(264)	240	(24)	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	2,889	994	3,883	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(782)	(298)	(1,080)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	2,107	696	2,803	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	280	(280)

PROFIT (LOSS) FOR THE PERIOD	2,387	416	2,803	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(476)	—	(476)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,911	416	2,327	Net attributable profit (loss) excluding non-recurring impacts

		280	280	Profit (loss) after tax from discontinued operations

		(696)	(696)	Net cost related to the restructuring process

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,911	—	1,911	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

55

Profit (loss) for the period

Explanation of the formula: the profit (loss) for the period is the profit (loss) for the period from the Group’s consolidated income statement, which comprises the profit (loss) after tax from continued operations and the profit (loss) after tax from discontinued operations which, for the periods of 2021, includes the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sectors, for homogeneous comparison purposes.

Profit (loss) for the period
			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
(Millions of euros)	+	Annualized profit (loss) after tax from continued operations	6,289	5,338	4,956

(Millions of euros)	+	Profit (loss) after tax from discontinued operations (1)	—	280	280

	=	Profit (loss) for the period	6,289	5,618	5,236

(1) The periods of 2021 include the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

Adjusted profit (loss) for the period (excluding non-recurring impacts)

Explanation of the formula: the adjusted profit (loss) for the period is the profit (loss) from continued operations for the period from the Group’s consolidated income statement, excluding those non-recurring impacts that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the period
			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
(Millions of euros)	+	Annualized profit (loss) after tax from continued operations	6,289	5,338	4,956

(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	(696)

(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	(201)	—	—
	=	Adjusted profit (loss) for the period	6,491	6,034	5,652

Net attributable profit (loss)

Explanation of the formula: the net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations and the profit (loss) after tax from discontinued operations which, for the periods of 2021, includes the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Net attributable profit (loss)
			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
(Millions of euros)	+	Annualized net attributable profit (loss) from continued operations	6,052	4,373	3,997

(Millions of euros)	+	Net attributable profit (loss) from discontinued operations (1)	—	280	280
	=	Net attributable profit (loss)	6,052	4,653	4,276

(1) The periods of 2021 include the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

56

Adjusted net attributable profit (loss) (excluding non-recurring impacts)

Explanation of the formula: the adjusted net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations excluding those non-recurring impacts that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit (loss)
			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
(Millions of euros)	+	Annualized net attributable profit (loss) from continued operations	6,052	4,373	3,997
(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	(696)
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	(201)	—	—
	=	Adjusted net attributable profit (loss)	6,254	5,069	4,692

ROE

The ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the net attributable profit (loss) previously defined in these alternative performance measures, If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE
			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	6,052	4,653	4,276
Denominator	+	Average shareholder’s funds	59,554	60,030	59,819
(Millions of euros)	+	Average accumulated other comprehensive income	(15,134)	(15,396)	(14,881)
	=	ROE	13.6%	10.4%	9.5%

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

57

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

Adjusted ROE

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	6,254	5,069	4,692
Denominator (Millions of euros)	+	Average shareholder’s funds	59,554	60,030	59,819
	+	Average accumulated other comprehensive income	(15,134)	(15,396)	(14,881)

	=	Adjusted ROE	14.1%	11.4%	10.4%

ROTE

The ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Net attributable profit (loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	6,052	4,653	4,276
	+	Average shareholder’s funds	59,554	60,030	59,819
Denominator	+	Average accumulated other comprehensive income	(15,134)	(15,396)	(14,881)
(Millions of euros)	-	Average intangible assets	2,067	2,265	2,286
	-	Average intangible assets from BBVA USA	—	897	1,809
	=	ROTE	14.3%	11.2%	10.5%

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator [adjusted net attributable profit (loss)] and the items of the denominator “Average shareholders’ funds” and “ Average accumulated other comprehensive income” are the same and calculated in the same way as explained for adjusted ROE.

Average intangible assets are the intangible assets on the balance sheet, excluding for the periods of 2021 the assets from BBVA USA and the rest of the companies in the United States included in the sale agreement signed with PNC, whose sale took place on June 1 of that same year. The average balance is calculated in the same way as explained for shareholders’ funds in the adjusted ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on  shareholders’ funds, not including intangible assets.

58

Adjusted ROTE

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	6,254	5,069	4,692
Denominator (Millions of euros)	+	Average shareholder’s funds	59,554	60,030	59,819
	+	Average accumulated other comprehensive income	(15,134)	(15,396)	(14,881)
	-	Average intangible assets	2,067	2,265	2,286
	=	Adjusted ROTE	14.8%	12.0%	11.0%

ROA

The ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the profit (loss) for the period, previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)		Annualized profit (loss) for the period	6,289	5,618	5,236
Denominator (Millions of euros)		Average total assets	676,815	678,563	707,328
	=	ROA	0.93%	0.83%	0.74%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the adjusted profit (loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheets, excluding for the periods of 2021 the assets from BBVA USA and the rest of the companies in the United States sold to PNC on June 1 of that same year. The average balance is calculated in the same way as explained for average equity in the adjusted ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)		Annualized adjusted profit (loss) for the period	6,491	6,034	5,652
Denominator (Millions of euros)		Average total assets	676,815	640,142	629,850
	=	Adjusted ROA	0.96%	0.94%	0.90%

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RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator [profit (loss) for the period] is the same and is calculated in the same way as explained for ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)		Annualized profit (loss) for the period	6,289	5,618	5,236
Denominator (Millions of euros)		Average RWA	319,203	324,819	346,770
	=	RORWA	1.97%	1.73%	1.51%

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator [adjusted profit (loss) for the period] is the same and is calculated in the same way as explained for adjusted ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis, excluding for the periods of 2021 those from BBVA USA and the rest of the companies in the United States sold to PNC on June 1 of that same year.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)		Annualized adjusted profit (loss) for the period	6,491	6,034	5,652
Denominator (Millions of euros)		Average RWA	319,203	300,276	297,277
	=	Adjusted RORWA	2.03%	2.01%	1.90%

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Earning per share

The earning per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earnings (losses) per share

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
(Millions of euros)	+	Net attributable profit (loss)	3,001	4,653	1,911
(Millions of euros)	+	Remuneration related to the Additional Tier 1 securities (CoCos)	162	359	201
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	2,839	4,293	1,710
Denominator (millions)	+	Average number of shares issued (1)	6,645	6,668	6,668
	-	Average treasury shares of the period	11	12	10
	-	Share buyback program (2)	296	255	—
	=	Earning (loss) per share (euros)	0.45	0.67	0.26

(1)On June 15, 2022, 281 million shares corresponding to the first tranche of the share buyback program were redeemed.

(2)The period January-June 2022, includes the average number of shares acquired from the start of the share buyback program to June 30, 2022, taking into account the redemption of shares made in that period. The period January-December 2021, includes 112 million shares acquired from the start of the share buyback program to December 31, 2021 and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that period.

Additionally, for management purposes, earnings per share are presented excluding: (I) the profit after tax from discontinued operations, that is, the results generated by BBVA USA and the rest of the companies in the United States until their sale to PNC on June 1, 2021, for the periods of 2021; and (II) the net cost related to the restructuring process recorded in the second quarter of fiscal year 2021.

Adjusted earnings (losses) per share

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	2,839	4,293	1,710
(Millions of euros)	-	Discontinued operations	—	280	280
(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	(696)
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	(201)	—	—
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos and non-recurring impacts	3,040	4,709	2,126
Denominator	+	Average number of shares issued (1)	6,645	6,668	6,668
(millions)	-	Average treasury shares of the period (2)	307	21	10
	=	Adjusted earning (loss) per share (euros)	0.48	0.71	0.32

(1)On June 15, 2022, 281 million shares corresponding to the first tranche of the share buyback program were redeemed.

(2)The period January-June 2022, includes the shares acquired from the start of the share buyback program to June 30, 2022, taking into account the redemption of shares made in that period. The period January-December 2021, includes the shares acquired from the start of the share buyback program to the end of that period.

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses

Gross income

Explanation of the formula: both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, and other operating income and expenses. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: this ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

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Efficiency ratio

			Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)		Operating expenses	5,054	9,530	4,598
Denominator (Millions of euros)		Gross income	11,509	21,066	10,259
	=	Efficiency ratio	43.9%	45.2%	44.8%

Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

  ∑ Dividend per share over the last twelve months

Closing price

Explanation of the formula: the remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: this ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

			30-06-22	31-12-21	30-06-21
Numerator (Euros)		∑ Dividends	0.31	0.14	0.06
Denominator (Euros)		Closing price	4.33	5.25	5.23
	=	Dividend yield	7.2%	2.6%	1.1%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and also excluding the shares corresponding to the first tranche of the first share buyback program and the first and second segment of the second tranche of the share buyback program, as appropriate for each period breakdown. The denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			30-06-22	31-12-21	30-06-21
Numerator (Millions of euros)	+	Shareholders’ funds	61,894	60,383	59,864
	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(16,452)	(16,476)	(15,348)
Denominator	+	Number of shares issued (1)	6,387	6,668	6,668
(Millions of shares)	+	Dividend-option	—	—	—
	-	Treasury shares	10	15	9
	-	Share buyback program (2)	357	255	—
	=	Book value per share (euros / share)	7.55	6.86	6.69

(1) On June 15, 2022, 281 million shares corresponding to the first tranche of the share buyback program were redeemed.

(2) As of 30-06-22, the shares acquired from the start of the share buyback program to June 30, 2022 are included, taking into account the redemption of shares made and the shares pending from buyback corresponding to the second segment of the second share buyback tranche. As of 31-12-21, 112 million of shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were considered.

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Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and also excluding the shares corresponding to the first tranche of the first share buyback program and the first and second segment of the second tranche of the share buyback program, as appropriate for each period breakdown. The denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			30-06-22	31-12-21	30-06-21
	+	Shareholders’ funds	61,894	60,383	59,864
Numerator (Millions	+	Dividend-option adjustment	—	—	—
of euros)	+	Accumulated other comprehensive income	(16,452)	(16,476)	(15,348)
	-	Intangible assets	2,139	2,197	2,303
	+	Number of shares issued (1)	6,387	6,668	6,668
Denominator	+	Dividend-option	—	—	—
(Millions of shares)	-	Treasury shares	10	15	9
	-	Share buyback program (2)	357	255	—
	=	Tangible book value per share (euros / share)	7.19	6.52	6.34

(1) On June 15, 2022, 281 million shares corresponding to the first tranche of the share buyback program were redeemed.

(2) As of 30-06-22, the shares acquired from the start of the share buyback program to June 30, 2022 are included, taking into account the redemption of shares made and the shares pending from buyback corresponding to the second segment of the second share buyback tranche. As of 31-12-21, 112 million of shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were considered.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

    Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 310 and the following counterparties:

–	other financial entities
–	public sector
–	non-financial institutions
–	households

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

10 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.

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Non-Performing Loans (NPLs) ratio

		30-06-22	31-12-21	30-06-21
Numerator (Millions of euros)	NPLs	15,501	15,443	15,676
Denominator (Millions of euros)	Credit Risk	414,128	376,011	370,348
=	Non-Performing Loans (NPLs) ratio	3.7%	4.1%	4.2%

NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions

Non-performing loans

Explanation of the formula: it is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio

		30-06-22	31-12-21	30-06-21
Numerator (Millions of euros)	Provisions	12,159	11,536	12,033
Denominator (Millions of euros)	NPLs	15,501	15,443	15,676
=	NPL coverage ratio	78%	75%	77%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

–	other financial entities

–	public sector

–	non-financial institutions

–	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk

		Jan.-Jun.2022	Jan.-Dec.2021	Jan.-Jun.2021
Numerator (Millions of euros)	Annualized loan-loss provisions	2,788	3,026	3,229
Denominator (Millions of euros)	Average loans to customers (gross)	345,949	325,013	322,386
=	Cost of risk	0.81%	0.93%	1.00%

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 29, 2022
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón
Title: Authorized representative